    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 2000.



                                                      REGISTRATION NO. 333-30764

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                    FIRST HORIZON PHARMACEUTICAL CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                               2834                              58-2004779
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)             Identification Number)

                         660 HEMBREE PARKWAY, SUITE 106
                               ROSWELL, GA 30076
                                 (770) 442-9707
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                            MAHENDRA G. SHAH, PH.D.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                    FIRST HORIZON PHARMACEUTICAL CORPORATION
                         660 HEMBREE PARKWAY, SUITE 106
                               ROSWELL, GA 30076
                                 (770) 442-9707
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                 STEPHEN D. FOX, ESQ.                                  LESLIE E. DAVIS, ESQ.
             ARNALL GOLDEN & GREGORY, LLP                         TESTA, HURWITZ & THIBEAULT, LLP
               2800 ONE ATLANTIC CENTER                                   125 HIGH STREET
              1201 WEST PEACHTREE STREET                                  BOSTON, MA 02110
                  ATLANTA, GA 30309                                        (617) 248-7000
                    (404) 873-8500

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM        PROPOSED MAXIMUM          AMOUNT OF
                                              AMOUNT TO BE        OFFERING PRICE        AGGREGATE OFFERING       REGISTRATION
TITLE OF SECURITIES TO BE REGISTERED         REGISTERED(1)         PER SHARE(2)              PRICE(1)               FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share    4,370,000 Shares          $14.00               $61,180,000            $16,151.52
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 570,000 shares of common stock that the Underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under The Securities Act of 1933. This fee was paid previously.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED MARCH 27, 2000


                                 [COMPANY LOGO]

                                3,800,000 SHARES

                                  COMMON STOCK

     First Horizon Pharmaceutical Corporation is offering 3,800,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We have applied to have the shares offered in this prospectus approved for quotation on the Nasdaq National Market under the symbol "FHRX". We anticipate that the initial public offering price will be between $12.00 and $14.00 per share.

                         ------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                         ------------------------------

                                                              PER SHARE       TOTAL
                                                              ---------   -------------
Public Offering Price.......................................  $           $
Underwriting Discounts and Commissions......................  $           $
Proceeds to First Horizon...................................  $           $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters a 30-day option to purchase up to an additional 570,000 shares of common stock to cover over-allotments.

                         ------------------------------

ROBERTSON STEPHENS
                         BANC OF AMERICA SECURITIES LLC
                                                                CHASE H&Q

               The date of this prospectus is             , 2000.

     NITROLINGUAL(R) PUMPSPRAY is an oral spray of nitroglycerin used for the acute relief or prevention of angina pectoris, which is the medical term for chest pain due to coronary heart disease.


                  [GRAPHICS-BOTTLE OF NITROLINGUAL PUMPSPRAY]

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    4
Trademarks and Tradenames used in this Prospectus...........   13
Forward-Looking Statements..................................   13
Use of Proceeds.............................................   13
Dividend Policy.............................................   14
Capitalization..............................................   15
Dilution....................................................   16
Selected Financial Data.....................................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   23
Management..................................................   34
Certain Relationships and Related Transactions..............   45
Principal Stockholders......................................   47
Description of Capital Stock................................   49
Shares Eligible for Future Sale.............................   53
Underwriting................................................   55
Legal Matters...............................................   57
Experts.....................................................   57
Additional Information......................................   57
Index to Financial Statements...............................  F-1

                                    SUMMARY


                                  THE COMPANY



     First Horizon Pharmaceutical Corporation markets and sells brand name prescription drugs. We focus on the treatment of chronic conditions, including cardiovascular diseases, respiratory and gastroenterological disorders, and pain and inflammation. Our strategy is to acquire pharmaceutical products that other companies do not actively market that we believe have a high sales growth potential and complement our existing products. In addition, we seek to develop new patentable formulations, use new delivery methods and seek regulatory approval for new indications of existing products.



     Large multinational companies dominate the U.S. prescription pharmaceutical market. These companies are increasingly divesting products which, as a result of consolidation or lack of strategic fit, do not meet the threshold level of sales required for continued marketing and promotion. In 1999 alone, we acquired and licensed products from American Home Products Corporation and Aventis (formerly Rhone-Poulenc Rorer).



     Since 1992, we have introduced 11 products, three of which use the same brand name. We market our products through our nationwide sales and marketing force of 133 professionals. Our key products include the angina product, Nitrolingual, the gastrointestinal products, Robinul and Robinul Forte, and the liquid cold and allergy product, Tanafed. In 1999, we acquired marketing rights from Aventis and Pohl-Boskamp to Nitrolingual, a product used for the acute relief or prevention of chest pain resulting from heart disease. We believe that this product had sales of approximately $12 million in 1998, a 12.6% increase over 1997. In February 2000, we launched an improved version of this product called Nitrolingual Pumpspray. We acquired Robinul and Robinul Forte from American Home Products Corporation in January 1999. Since 1993, we have marketed Tanafed, a liquid cold and allergy product primarily for children. Third parties manufacture all of our products.



     We recently concluded development agreements with Penwest Pharmaceuticals Co. and Inpharmakon Corporation for a product that we are developing for the treatment of migraine headache. The FDA has approved the marketing of the active ingredient in this product for the treatment of other conditions. We are also currently developing a new use of the active ingredient in Robinul to treat symptoms associated with the excessive production of saliva.


     Our net revenues have grown from approximately $1.6 million for the year ended December 31, 1995 to approximately $18.6 million for the year ended December 31, 1999. We achieved this through a combination of increased sales of existing products and acquisitions.


     Our principal office is located at 660 Hembree Parkway, Suite 106, Roswell, Georgia 30076 and our telephone number is (770) 442-9707. Our corporate Internet address is www.horizonpharm.com. We do not intend the information contained on our website to be a part of this prospectus.

                                  THE OFFERING


Common stock offered.................................  3,800,000 shares

Common stock to be outstanding after the
  offering(1)........................................  12,339,643 shares

Use of proceeds......................................  We intend to apply the proceeds from the offering as follows: to repay
                                                       approximately $1,840,000 of debt
                                                       outstanding as of December 31, 1999
                                                       under our credit facility with LaSalle
                                                       Bank, and for general corporate
                                                       purposes, including the development of
                                                       new products, the expansion of our
                                                       sales and marketing force and new
                                                       product acquisitions.

Nasdaq National Market symbol........................  FHRX

------------


(1) This number excludes 1,795,000 shares subject to options granted under our stock plans.



     The information presented in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                             SUMMARY FINANCIAL DATA


     The following summary historical and as adjusted financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The as adjusted balance sheet data summarized below reflects the sale of the 3,800,000 shares of common stock we are offering at an assumed initial public offering price of $13.00 per share after deducting the underwriting discounts and commissions and our estimated offering expenses and the use of proceeds from the offering to repay $1,840,000 of debt outstanding as of December 31, 1999.



                                                      YEAR ENDED DECEMBER 31,
                                 -----------------------------------------------------------------
                                    1995          1996          1997         1998         1999
                                 -----------   -----------   ----------   ----------   -----------
                                 (UNAUDITED)   (UNAUDITED)
                                 -----------   -----------
STATEMENT OF OPERATIONS DATA:
Net revenues...................  $1,620,720    $2,516,616    $5,557,700   $9,252,058   $18,624,514
Operating income (loss)........     (37,715)     (395,185)     (288,018)     269,421     1,655,049
Net income (loss)..............     (92,025)     (344,348)     (180,446)     135,554       770,464
Net income (loss) per common
  share:
     Basic:....................  $    (0.02)   $    (0.06)   $    (0.02)  $     0.02   $      0.10
     Diluted:..................  $    (0.02)   $    (0.06)   $    (0.02)  $     0.02   $      0.09
Weighted average common shares
  outstanding:
     Basic:....................   5,636,137     5,830,000     7,576,580    7,978,234     8,028,673
     Diluted:..................   5,636,137     5,830,000     7,576,580    8,584,329     8,975,493



                                                                  DECEMBER 31, 1999
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   219,688   $43,621,688
Working capital.............................................     (733,884)   42,668,116
Total assets................................................   11,077,744    56,319,744
Borrowings under revolving loan agreement...................      800,000       800,000
Long-term debt including current portion....................    2,898,886     1,058,886
Accumulated deficit.........................................     (896,822)     (896,822)
Total stockholders' equity..................................    3,615,564    48,857,564

                                  RISK FACTORS


RISKS RELATED TO OUR BUSINESS



WE CURRENTLY DEPEND ON TWO KEY PRODUCTS FOR A LARGE PORTION OF OUR SALES, AND SUBSTANTIAL DECLINES IN EITHER OF THEM WOULD RESULT IN OUR BEING UNPROFITABLE.



     Any factor that adversely affects the sale of our key products could significantly decrease our sales and profits. Tanafed, Robinul and Robinul Forte are our current key products and accounted for approximately 51% of our total revenues in 1999.



OUR GROWTH WILL SUFFER IF WE DO NOT ACQUIRE RIGHTS TO NEW PRODUCTS AND INTEGRATE THEM SUCCESSFULLY.


     We depend on acquisitions of rights to products from others as our primary source for new products. Risks in acquiring new products include the following:

     - the availability of new products that we find attractive and complementary to our business; and

     - the price to acquire or obtain a license for these products.


     We often face significant competition from other pharmaceutical companies in acquiring rights to products, which makes it more difficult to find attractive products on acceptable terms. Our failure to acquire rights to attractive products on acceptable terms would hurt future sales and profits. In addition, while integrating new products, management will have to continue to effectively market our existing products. Failure to do this successfully could reduce our sales and profits.



WE MAY ENCOUNTER PROBLEMS IN THE MANUFACTURE OF OUR PRODUCTS THAT COULD LIMIT OUR ABILITY TO SELL OUR PRODUCTS.



     Third parties manufacture all of our products, and we do not currently have the ability to manufacture products. If we are not able to obtain our products from our manufacturers, if our products do not comply with specifications, or if the prices at which we purchase our products increase, our sales and profits will suffer. We do not maintain alternative manufacturing sources for any of our products and we may not be able to locate alternative manufacturers on commercially acceptable terms in the event of a manufacturing interruption. Furthermore, due to the patent held on Nitrolingual Pumpspray by our supplier, Pohl-Boskamp, no alternative source for Nitrolingual exists. Similarly, the manufacturing process for producing the raw materials for Tanafed is patented, and no other source for these materials is currently available.



     In addition, if we breach our manufacturing agreements, our manufacturers could terminate the agreements and we would lose sales until we find a replacement supplier. We do not have a written agreement with the manufacturer of our Zoto-HC and Protuss-D products. In addition, each of our third-party manufacturing agreements requires that we purchase all of our product requirements from the manufacturers that are a party to those agreements. This could hinder our ability to enter into manufacturing agreements with other manufacturers that may be more beneficial or less costly to us. We do not have business interruption insurance.

POHL-BOSKAMP CAN TERMINATE OUR RIGHTS TO NITROLINGUAL.



     Pohl-Boskamp can terminate our distribution agreement for Nitrolingual if a company with a product competitive with Nitrolingual acquires direct or indirect influence or control over our company or if a very significant change in our stockholders occurs so that Kapoor-Pharma Investments and Horizon employees, management and directors, and any of their respective affiliates, do not in the aggregate directly or indirectly beneficially own at least 20% of our shares.


FINANCIAL RESULTS MAY FLUCTUATE DUE TO FACTORS OUTSIDE OF OUR CONTROL.


     The timing of product acquisitions and licenses and the completion and launch of products under development is based in part on factors beyond our control. The unpredictability of such events could cause fluctuations in sales, profits and our stock price. Further, the seasonality of sales of our cough, cold and allergy products contributes to quarterly fluctuations in our operating results.


WE FACE COMPETITION FROM GENERIC PRODUCTS THAT COULD REDUCE SALES OF OUR
PRODUCTS.


     Our Zebutal Capsules, Protuss Liquid, Protuss-DM Tablets, Protuss-D Liquid, Zoto-HC ear drops, Mescolor Tablets, Robinul and Robinul Forte products are not protected by patents and face competition from less expensive generic products. Third-party payors and pharmacists can substitute generics for our products even if physicians prescribe them. Government agencies and third-party payors often put pressure on patients to purchase generic products instead of brand-name products as a way to reduce healthcare costs. An increase in the amount of generic competition against any one or more of our products could reduce sales.



STRONG COMPETITION IN DEVELOPING AND MARKETING PRODUCTS COULD HURT OUR SALES.



     Many pharmaceutical companies actively market and sell products that compete with our products. Our Protuss line and Tanafed, Zebutal, and Defen-LA products compete against products sold both over-the-counter and by prescription and which are marketed by larger pharmaceutical companies with greater financial resources for marketing and manufacturing. In addition, barriers to entry for products competitive with these products are low, which makes it easier for smaller companies to enter the market. Also, currently marketed products often have a significant competitive advantage over new entrants, which could hurt future sales of our products under development for the treatment of migraine headache and excessive salivation. Competitors may also be able to complete the regulatory approval process sooner and therefore be able to market their products before we can.



     The high level of competition in our industry could force us to reduce the price at which we sell our products, consequently reducing our sales or requiring us to spend more to market our products, which would increase our expenses and reduce our profits. Further, other products currently available or under development by other pharmaceutical companies may be more effective or offered at lower prices than our current or future products.


A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A LARGE PORTION OF OUR SALES AND THE LOSS OF ONE OF THEM, OR CHANGES IN THEIR PURCHASING PATTERNS, COULD HURT OUR BUSINESS.


     We sell most of our products to a small number of wholesale drug distributors. In 1999, sales to Bergen Brunswig Corporation, Cardinal Health, Inc. and McKesson HBOC, Inc.

represented approximately 10%, 19% and 28%, respectively, of our total sales. The loss of any of these distributors or a change in their inventory levels could hurt sales and profits.



     Because of the small number of wholesale drug distributors, further consolidation in this industry or financial difficulties of these distributors could result in the combination or elimination of warehouses, which could increase returns of our products or, as a result of distributors reducing inventory levels, delay the purchase of our products.


IF WE CANNOT PROTECT OUR TRADEMARK REGISTRATIONS, OUR SALES AND PROFITS COULD DECLINE.


     Because of the large number of products on the market which compete with our products, we believe that our brand names are an important factor in establishing product recognition. Our trademark registrations could be challenged by others. Our inability to use one or more of our trademarks because of third-party claims could reduce sales and profits. Maintenance of our trademarks requires that we enforce our rights by preventing infringement by third parties, and we may not have the resources to stop others from infringing our trademarks.


THE AVAILABILITY OF A PREVIOUS VERSION OF OUR NITROLINGUAL PRODUCT COULD REDUCE ITS SALES.


     The availability of a previous version of our Nitrolingual Pumpspray product may affect our sales. We have exclusive rights to sell Nitrolingual Pumpspray in the United States. However, Aventis previously marketed another version of this product named Nitrolingual Spray. Although Aventis has never manufactured and no longer markets this product, existing inventories of Nitrolingual Spray remain with distributors which, along with retailers, may wish to sell these existing inventories prior to purchasing our Nitrolingual product.


IF OUR PRODUCTS UNDER DEVELOPMENT FAIL IN CLINICAL STUDIES OR IF WE FAIL OR ENCOUNTER DIFFICULTIES IN OBTAINING REGULATORY APPROVAL FOR NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, WE WILL BE UNABLE TO MARKET AND SELL THOSE PRODUCTS.


     If we cannot obtain FDA approval for products under development to treat migraine headache and excessive salivation, our future sales growth will suffer. In the future, we may develop other products or other uses for our existing products and we must receive regulatory approval to market these new products or new indications. To obtain these approvals, we must conduct clinical studies and demonstrate that the product and the delivery mechanism for the product are safe and effective. The FDA may require additional data, such as clinical data, which could result in additional costs. We do not have experience in obtaining FDA approval for new products or new uses of already-approved products. As a result, we rely on third-parties to formulate, develop and manufacture the materials needed for clinical trials, including those for our products under development to treat migraine headache and excessive salivation. We also rely on third parties to conduct clinical trials for us. Some aspects of the clinical trials for our products will therefore be outside of our control.


     Our ongoing clinical studies might be delayed or halted for various reasons, including:


     - we do not obtain FDA approval of an investigational new drug application for our migraine product which is required before clinical trials may begin;



     - we do not obtain FDA approval of a supplemental new drug application to market our product under development for the treatment of excessive salivation;



     - our products are not shown to be effective;

     - we do not comply with requirements concerning the protection of the rights and welfare of human subjects;



     - patients experience unacceptable side effects or die during clinical trials;



     - patients do not enroll in the studies at the rate we expect; and


     - product supplies are not sufficient to treat the patients in the studies.


     In addition, the party from whom we license rights to develop a component of our migraine product could terminate the agreement if we fail to achieve certain scheduled performance milestones, including the commencement and completion of clinical trials and applying for and obtaining FDA approval of the product.



WE OR THIRD-PARTIES MAY VIOLATE GOVERNMENT REGULATIONS AND WE MAY INCUR SIGNIFICANT EXPENSES TO COMPLY WITH SUCH REGULATIONS.


     Many government agencies regulate our business, including the following:

     - the FDA;

     - the Drug Enforcement Administration;

     - the Consumer Product Safety Commission;

     - the Occupational Safety and Health Administration;

     - the Health Care Financing Administration;

     - the Environmental Protection Agency; and

     - state, local and foreign governments.


     We must process, package, handle, store, label, promote, distribute and sell all of our products according to approved conditions. There are also post-marketing requirements for approved products, such as notifying the FDA of adverse events and complying with requirements relating to recordkeeping and returning product. We must also comply with federal and state anti-kickback and other healthcare fraud and abuse laws.



     In addition, all of our third-party manufacturers and product packaging companies are subject to inspection by the FDA and, in appropriate cases, the Drug Enforcement Administration and foreign regulators. From time to time, some of our third-party manufacturers have received warning letters from the FDA concerning noncompliance with manufacturing requirements. If our third-party manufacturers do not comply with FDA regulations in the future, they may not be able to deliver products to us or we may have to recall products. Any violation of these regulations could delay the sale of our products and reduce profits.


IF THIRD-PARTY PAYORS DO NOT ADEQUATELY REIMBURSE PATIENTS FOR OUR PRODUCTS, OUR SALES AND PROFITS COULD DECLINE.


     Because our products are sold by prescription, we depend on third-party payors, such as the government, private healthcare insurers and managed care organizations, to include these products on their lists of products for which third-party payors will reimburse patients. Third-party payors continuously challenge the pricing of medical products and services by substituting cheaper products on their approved lists. If these third-party payors remove any of our products from their lists or choose not to pay for our product prescriptions, patients and pharmacies may not continue to choose our products.



     In the past several years there have been federal and state government initiatives or reforms affecting the payment for healthcare services and products, including proposals that would limit reimbursement under the Medicare and Medicaid programs. If the government enacts these reforms, it could reduce our sales and profits and hinder our development and acquisition of new products.


WE DEPEND ON HIGHLY TRAINED MANAGEMENT, AND WE MAY NOT BE ABLE TO KEEP CURRENT MANAGEMENT OR HIRE QUALIFIED MANAGEMENT PERSONNEL IN THE FUTURE.


     The loss of the services of our key regulatory, technical and management personnel could hurt our ability to develop and market products. In addition, Dr. Mahendra G. Shah, our chief executive officer, does not provide exclusive full-time services to us. As part of our growth strategy, we will need to attract new operational and marketing personnel, and we may have difficulty hiring personnel at an acceptable cost.



PRODUCT LIABILITY CLAIMS AND PRODUCT RECALLS COULD HURT OUR PROFITS.



     Side effects or marketing or manufacturing problems pertaining to one of our approved products could result in product liability claims or adverse publicity. These claims could be expensive, or could result in withdrawal of approval to market the product or recall of the product. These problems often occur with little or no notice in connection with the sale of pharmaceutical products. For instance, we instituted a voluntary recall on our Protuss-DM product in January 1999 because of a labeling error. However, we quickly corrected the error and the financial impact was immaterial to our results of operations. Our sales and profits would be lower until we satisfy requirements to recommence sales, which can be a lengthy process.



OUR LEVEL OF DEBT COULD REDUCE OUR GROWTH.



     As of December 31, 1999, we had total outstanding indebtedness of approximately $3,699,000, or approximately 51% of our total capitalization. Even after this offering and the repayment of the term loan under our credit facility with LaSalle Bank, we expect that we may incur additional indebtedness to implement our growth strategy.



     Significant debt could:



     - limit our operating flexibility as a result of requirements of our lender;



     - require us to use a large portion of our cash flow from operations for debt payments that would reduce the availability of our cash flow to fund operations, product acquisitions, the expansion of our sales force and facilities and research and development efforts; and



     - limit additional acquisitions due to restrictive covenants in our credit facility.



WE EXPECT TO REQUIRE ADDITIONAL FUNDING AND IF WE CANNOT OBTAIN IT, OUR SALES, PROFITS, ACQUISITIONS AND DEVELOPMENT PROJECTS COULD SUFFER.



     After the offering, we expect that we will need additional funds to acquire or obtain licenses for new products, expand our sales force, support the marketing and sales of new products and facilities and develop and test new products. We may seek additional funding through public and private financing, including equity and debt offerings. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when we need them or on terms acceptable to us. Insufficient funds could cause us to delay, scale back, or abandon some or all of our product acquisitions, licensing opportunities, marketing, and product development programs and manufacturing opportunities.

IF WE DO NOT SECURE OR ENFORCE OUR PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS, WE COULD ENCOUNTER INCREASED COMPETITION THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.


     We do not hold patent rights covering the products we are distributing and do not in some cases have the right to enforce patents our licensors hold. We obtained exclusive rights in the United States to distribute our Nitrolingual Pumpspray and Tanafed products but have no or only limited rights to enforce the patents relating to these products. We have a license from Penwest Pharmaceuticals Co. to use the patented TIMERx technology in our migraine product under development. Any exclusivity afforded by any of these patents could cease because the other party could terminate the license or because we have no or only limited rights to enforce patents or to require enforcement actions by the owners of the patents.



     Proceedings involving our rights in patents or patent applications could result in adverse decisions. In addition, the confidentiality agreements required of our employees and third-parties may not provide adequate protection for our trade secrets, know-how and other proprietary information which we rely on to develop and sell our products. If any of our employees or third-parties disclose any of our trade secrets or know-how, our sales and operating results could suffer.


OUR PRODUCTS COULD INFRINGE THE PATENTS OR TRADEMARKS HELD BY THIRD PARTIES, WHICH COULD REQUIRE US TO PAY LICENSE FEES OR DEFEND LITIGATION THAT COULD BE EXPENSIVE OR PREVENT US FROM SELLING PRODUCTS.


     The manufacture, use or sale of our products may infringe on the patent and trademark rights of others. Based on the nature of competition, patent and trademark infringement problems occur frequently in connection with the sale and marketing of cough, cold, allergy, headache and other pharmaceutical products. If we do not avoid infringement of the intellectual property rights of others, we may have to seek a license to sell our products, defend an infringement action or challenge the validity of the intellectual property in court, all of which could be expensive and time consuming. In addition, if we are found liable for infringing a patent, we may have to stop selling some of our products and pay damages.



     Even though most of our product agreements under which we license intellectual property rights from others contain provisions that allow us to recover costs and damages if we have to defend or are found liable for infringing a patent of a third party, the agreement under which we obtained rights to Nitrolingual does not contain these indemnification provisions. It could be very costly if we had to defend the patents or trademarks covering Nitrolingual Pumpspray or if we were found liable for infringement.


TECHNOLOGICAL ADVANCES MAY MAKE OUR PRODUCTS OBSOLETE.


     Rapid technological change occurs in the pharmaceutical industry, which could make our products obsolete and reduce our sales and profits. Specifically, vaccines and preventative medications to prevent the flu and gene therapy to treat cardiovascular disease, may reduce the need for our products.

THE REGULATORY STATUS OF SOME OF OUR PRODUCTS COULD HURT SALES OF THOSE PRODUCTS IN THE FUTURE.



     The regulatory status of our Protuss, Protuss-D, Protuss-DM, Zoto-HC, Tanafed, Mescolor and Defen-LA products allows third parties to more easily introduce competitive products, and may make it more difficult for us to sell these products in the future. Currently, an FDA program allows us to manufacture and market these products and permits others to manufacture and market the same and similar products without submitting safety or efficacy data. This results in increased competition because other companies can enter the market without having to submit safety and efficacy data to sell competing products. On several occasions, the FDA has considered changing the classification of these drugs. If they do change the classification, we might have to submit safety and efficacy data on some of our products which could be costly, or we might have to discontinue selling these products if the FDA does not approve our marketing application.



     The FDA has from time to time considered changing the regulatory classification of products, including our cough and cold products from prescription to over-the-counter use. If the FDA changes the regulatory classification of our products to over-the-counter status, which is likely to occur at some time in the future, we may have to obtain FDA approval, or reformulate them or withdraw them, and we could lose third-party reimbursement for the products and we could face increased competition. We are unable to predict the timing of any of these actions.



POTENTIAL CONFLICTS MIGHT NOT BE RESOLVED IN OUR FAVOR.



     John Kapoor, our majority stockholder and director, also controls Inpharmakon Corporation, a party to one of our product development agreements. Conflicts between the parties may develop and may not be resolved in our favor.



RISKS RELATED TO OUR OFFERING



AFTER THE OFFERING, EXISTING OFFICERS, DIRECTORS AND OUR PRINCIPAL STOCKHOLDER WILL RETAIN A SUBSTANTIAL BLOCK OF STOCK THAT WILL ALLOW THEM TO ELECT DIRECTORS AND DIRECT THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL.



     After the offering, our officers, directors and principal stockholder will beneficially own approximately 65% of our outstanding common stock. Kapoor-Pharma Investments, L.P. will own approximately 53% of our outstanding common stock after the offering. As majority stockholder, Kapoor-Pharma Investments has the power to elect all of our directors. As long as Kapoor-Pharma Investments has the right to elect a majority of the board of directors, it will hold significant control or influence over our policies and acts. John N. Kapoor, Ph.D., one of our directors, is president and sole shareholder of EJ Financial Enterprises, Inc. EJ Financial Enterprises is the managing general partner of Kapoor-Pharma Investments, L.P. In addition, Mahendra G. Shah, Ph.D., our Chairman and Chief Executive Officer, is vice-president of EJ Financial Enterprises.



THE MARKET PRICE OF OUR COMMON STOCK AFTER THE OFFERING MIGHT NOT EXCEED THE OFFERING PRICE.



     Prior to this offering, there was no public market for our common stock, and a significant public trading market may not develop or continue after this offering. We and the underwriters determined the initial public offering price through negotiations. If the market price of the common stock after the offering does not exceed the initial public offering price, investors will not realize any return on their investment. If the market price of the common stock after the offering is less than the initial public offering price, investors may lose some or all of their investment.



OUR STOCK PRICE COULD BE VOLATILE AND COULD DECLINE.



     The market prices for securities of drug companies are highly volatile. Various factors, including factors that are not related to our operating performance, may cause significant volume and price fluctuations in the market. The following factors may cause fluctuations in our stock price:



     - fluctuations in operating results;



     - rates of product acceptance;



     - timing or delay of regulatory approvals, including our migraine product under development or our line extension of Robinul to treat symptoms associated with excessive salivation;



     - whether third-party manufacturers experience interruptions in the supply of raw materials or encounter regulatory problems;



     - failure to meet financial estimates or expectations of securities analysts;



     - developments in or disputes regarding patent or other proprietary rights; and



     - future sales of substantial amounts of common stock by our existing stockholders.



FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET AFTER THE OFFERING COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.



     Our shareholders could sell substantial amounts of our common stock in the public market following the offering. As a result, the aggregate number of shares of our common stock available to the public would increase and, consequently, the price of our common stock could fall. We cannot predict the timing or amount of future sales of shares of our stock or the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the prevailing market price of our common stock. Upon completion of the offering, we will have 12,339,643 outstanding shares of common stock, assuming no exercise of outstanding options. Of these shares, the 3,800,000 shares sold in this offering will be freely tradeable. This leaves 8,539,643 currently outstanding shares that will be eligible for sale in the public market as follows:



     - 100,000 available for immediate sale on the date of this prospectus; and



     - 8,439,643 available for sale 180 days after our stock begins trading on the Nasdaq National Market, subject in some cases to volume and other restrictions



     In addition, 1,795,000 shares are issuable upon the exercise of currently outstanding options. These shares will be eligible for sale 180 days after our stock begins trading on the Nasdaq National Market, subject in some cases to restrictions contained in stock option agreements which defer the exercisability of the options.



     After this offering, we expect to file a registration statement covering shares of common stock issuable upon exercise of options and other grants under our stock plans. This will allow shares purchased upon the exercise of such options to be sold in the public markets, subject in some cases to volume and other restrictions.



ANTI-TAKEOVER PROVISIONS COULD DISCOURAGE A THIRD PARTY FROM MAKING A TAKEOVER OFFER THAT COULD BE BENEFICIAL TO STOCKHOLDERS.



     Some of the provisions in our Restated Certificate of Incorporation and the anti-takeover provisions under Delaware Law could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our stockholders. These provisions could also reduce the price that certain investors might be willing to pay for shares of our common stock and result in the market price being lower than it would be without these provisions. Our charter documents contain anti-takeover devices including:



     - only one of the three classes of directors is elected each year;



     - stockholders cannot amend our bylaws unless at least two-thirds of the shares entitled to vote approve it;



     - our board of directors can issue shares of preferred stock without shareholder approval under any terms, conditions, rights and preferences that the board determines; and



     - stockholders must give advance notice to nominate directors or to submit proposals for consideration at stockholder meetings.



STOCKHOLDERS WILL EXPERIENCE SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THEIR COMMON STOCK.



     Investors will suffer immediate and substantial dilution. The initial public offering price per share will significantly exceed the net tangible book value per share of ($0.23). Accordingly, investors will suffer immediate and substantial dilution. This dilution will result because our existing investors paid substantially less than the initial public offering price when they bought their shares of our common stock. The exercise of outstanding options to purchase our common stock will result in further dilution to new investors.



THE NET PROCEEDS FROM THE OFFERING MAY BE ALLOCATED IN WAYS WITH WHICH YOU AND OTHER STOCKHOLDERS MAY NOT AGREE.



     Management will have significant flexibility in applying the net proceeds of this offering and could use these proceeds for purposes other than those contemplated at the time of the offering.

               TRADENAMES AND TRADEMARKS USED IN THIS PROSPECTUS



     We own or have rights to tradenames and registered trademarks that we use in connection with the sale of our products. We have filed an application to register the trademark Zebutal in the United States. We own the U.S. registered trademarks Tanafed(R), Protuss(R), Mescolor(R), Zoto-HC(R) and Defen(R). Nitrolingual(R), Robinul(R) and TIMERx(R) are registered U.S. trademarks of G. Pohl Boskamp GmbH & Co., American Home Products Corporation and Penwest Pharmaceuticals Co., respectively.


                           FORWARD-LOOKING STATEMENTS

     Many statements made in this prospectus under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere are forward-looking statements that are not based on historical facts. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors."


     The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made.


                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 3,800,000 shares of common stock that we are offering will be $45,242,000 after deducting estimated offering expenses and assuming an initial public offering price of $13.00 per share. If the underwriters' over-allotment option is exercised in full, assuming an initial public offering price of $13.00 per share, we estimate that the net proceeds will be $52,133,300.


     We anticipate using the net proceeds from this offering as follows: for general corporate purposes, including the development of new products, the expansion of our sales and marketing force, new product acquisitions and repayment of approximately $1,840,000 of debt outstanding as of December 31, 1999 under the term loan of our credit facility with LaSalle Bank, N.A. Borrowings under the term loan bear interest at our choice of either the prime rate of interest or LIBOR plus 2%, and the note matures on December 22, 2001. We will retain broad discretion over the use of the net proceeds of this offering. The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the progress of our development efforts, technological advances and the competitive environment for our products. We might also use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. We are not currently a party to any agreements to acquire or invest in any new businesses, products or technologies other than as described under "Business-Product Development." We regularly review opportunities for new acquisitions or investments, and we are currently in confidential negotiations to acquire rights to market and sell a product for a purchase price payable by us to the seller of approximately $13,000,000 in cash plus royalties on our net sales of the product. Because we have no binding agreement to acquire this product and we remain in the early stages of negotiations for this acquisition, we may not be successful in completing this product acquisition.


     Pending use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. The payment of cash dividends is subject to the discretion of our board of directors and will be dependent upon many factors, including our earnings, our capital needs and general financial condition. We anticipate that for the forseeable future, we will retain earnings, if any, in order to finance the expansion and development of our business. Our credit facility prohibits the payment of any dividends or other distributions on any shares of our stock.

                                 CAPITALIZATION


     The following table sets forth as of December 31, 1999, the actual capitalization of our company and our capitalization, as adjusted to reflect the issuance and sale of the 3,800,000 shares of common stock we are offering at an assumed public offering price of $13.00 per share and the use of the proceeds from the offering to repay $1,840,000 of debt outstanding as of December 31, 1999. This table should be read in conjunction with our financial statements and the notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                            AS OF DECEMBER 31, 1999
                                                       ----------------------------------
                                                         ACTUAL          AS ADJUSTED
                                                       -----------   --------------------
Borrowings under revolving credit facility...........  $   800,000       $   800,000
Long-term debt, including current portion............    2,898,886         1,058,886
Stockholders' equity:
  Preferred stock, $0.001 par value; 1,000,000 shares
     authorized, no shares outstanding, actual and as
     adjusted........................................           --                --
  Common stock, $0.001 par value; 40,000,000 shares
     authorized, 8,539,643 shares issued and
     outstanding in 1999 and 12,339,643 as adjusted
     shares issued and outstanding...................        8,540            12,340
Additional paid-in capital...........................    5,788,220        51,026,420
Deferred compensation................................   (1,284,374)       (1,284,374)
Accumulated deficit..................................     (896,822)         (896,822)
                                                       -----------       -----------
          Total stockholders' equity.................    3,615,564        48,857,564
                                                       -----------       -----------
          Total capitalization.......................  $ 7,314,450       $50,716,450
                                                       ===========       ===========


     The number of shares of common stock to be outstanding after this offering does not include:


     - 1,795,000 shares issuable upon exercise of options outstanding as of March 27, 2000, at a weighted average exercise price of $1.69 per share; and


     - 570,000 shares issuable pursuant to the underwriters' over-allotment option.

     The board of directors approved the grant of options under our 2000 Stock Plan to purchase 177,950 shares subject to completion of this offering at an exercise price equal to the initial public offering price per share in this offering. Following this grant, there will be 1,822,050 shares available for future grants under this plan.

                                    DILUTION

     Our net tangible book value as of December 31, 1999 was ($1.987) million, or ($0.23) per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares of common stock outstanding at that date. After giving effect to the sale of the 3,800,000 shares of common stock at an assumed initial public offering price of $13.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of December 31, 1999 would have been $43.255 million, or $3.51 per share. This represents an immediate increase in pro forma net tangible book value of $3.74 per share to existing stockholders, and an immediate dilution of $9.49 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............          $13.00
  Net tangible book value per share at December 31, 1999....  ($0.23)
  Increase per share attributable to new investors..........    3.74
                                                              ------
Pro forma net tangible book value per share after this                  3.51
  offering..................................................
                                                                      ------
Dilution per share to new investors.........................          $ 9.49
                                                                      ======

     The following table summarizes, on an as adjusted basis as of December 31, 1999, the differences between the number of shares of common stock that we issued, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering at an assumed initial public offering price of $13.00 per share.

                          SHARES ISSUED         TOTAL CONSIDERATION
                       --------------------    ---------------------    AVERAGE PRICE
                         NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                       ----------   -------    -----------   -------    -------------
Existing
  stockholders.......   8,539,643     69.2%    $ 4,234,900      8.6%       $ 0.50
New investors........   3,800,000     30.8      45,242,000     91.4         11.91
                       ----------    -----     -----------    -----
          Total......  12,339,643    100.0%     49,476,900    100.0%
                       ==========    =====     ===========    =====


     The discussion regarding dilution and these tables assumes no exercise of any outstanding stock options. The discussion does not include: (a) 1,795,000 shares issuable upon exercise of options outstanding under our 1997 Non-Qualified Stock Option Plan at a weighted average exercise price of $1.69 or
(b) 570,000 shares issuable at an assumed price of $13.00 per share pursuant to the underwriters' over-allotment option. The board of directors approved the grant of options to purchase 177,950 shares under our 2000 Stock Plan subject to completion of this offering, at an exercise price equal to the public offering price per share in this offering. Following this grant, there will be 1,822,050 shares available for future grants under our 2000 Stock Plan.

                            SELECTED FINANCIAL DATA

     The following selected financial data is qualified by reference to and should be read in conjunction with, our financial statements and the related notes and other financial information included elsewhere in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations". The selected financial data as of December 31, 1997, 1998, and 1999 and for the years ended December 31, 1997, 1998, and 1999 were derived from our financial statements that have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data as of December 31, 1995 and 1996 were derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our financial condition and results of operations. These results may not be indicative of future results.


                                                                  YEAR ENDED DECEMBER 31,
                                            -------------------------------------------------------------------
                                               1995          1996          1997          1998          1999
                                            -----------   -----------   -----------   -----------   -----------
                                            (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues..............................  $ 1,620,720   $ 2,516,616   $ 5,557,700   $ 9,252,058   $18,624,514
Operating costs and expenses:
  Cost of revenues........................      329,692       489,905     1,136,691     1,903,054     3,140,416
  Selling, general and administrative
    expenses, excluding non-cash
    compensation expense..................    1,302,766     2,393,018     4,545,254     6,789,358    12,400,439
  Non-cash selling, general and
    administrative expense................           --            --       133,500            --       143,986
  Depreciation and amortization...........       25,977        28,878        30,273        35,225       424,274
  Research and development................           --            --            --       255,000       860,350
                                            -----------   -----------   -----------   -----------   -----------
Total operating costs and expenses:.......    1,658,435     2,911,801     5,845,718     8,982,637    16,969,465
Operating (loss) income...................      (37,715)     (395,185)     (288,018)      269,421     1,655,049
Other (expense) income:
  Interest expense........................      (54,310)      (67,461)       (5,496)      (14,017)     (356,598)
  Interest income.........................           --         3,314         2,909         4,383        11,950
  Other...................................           --            --         3,629        (2,749)        8,059
                                            -----------   -----------   -----------   -----------   -----------
Total other (expense) income..............      (54,310)      (64,147)        1,042       (12,383)     (336,589)
                                            -----------   -----------   -----------   -----------   -----------
(Loss) income before benefit (provision)
  for income taxes........................      (92,025)     (459,332)     (286,976)      257,038     1,318,460
Benefit (provision) for income taxes......           --       114,984       106,530      (121,484)     (547,996)
                                            -----------   -----------   -----------   -----------   -----------
Net (loss) income.........................  $   (92,025)  $  (344,348)  $  (180,446)  $   135,554   $   770,464
                                            ===========   ===========   ===========   ===========   ===========
Net (loss) income per common share:
  Basic...................................  $     (0.02)  $     (0.06)  $     (0.02)  $      0.02   $      0.10
                                            ===========   ===========   ===========   ===========   ===========
  Diluted.................................  $     (0.02)  $     (0.06)  $     (0.02)  $      0.02   $      0.09
                                            ===========   ===========   ===========   ===========   ===========
Weighted average common shares
  outstanding:
  Basic...................................    5,636,137     5,830,000     7,576,580     7,978,234     8,028,673
                                            ===========   ===========   ===========   ===========   ===========
  Diluted.................................    5,636,137     5,830,000     7,576,580     8,584,329     8,975,493
                                            ===========   ===========   ===========   ===========   ===========
BALANCE SHEET DATA:
Cash and cash equivalents.................  $    71,652   $    30,986   $   244,766   $   425,023   $   219,688
Working capital...........................      188,995      (645,249)      687,426       640,090      (733,884)
Total assets..............................      643,639       834,238     1,758,872     2,933,101    11,077,744
Borrowings under revolving loan
  agreement...............................           --            --            --       602,928       800,000
Long-term debt including current
  portion.................................           --            --            --            --     2,898,886
Accumulated deficit.......................   (1,278,046)   (1,622,394)   (1,802,840)   (1,667,286)     (896,822)
Total stockholders' (deficit) equity......     (131,660)     (477,011)      814,326       956,130     3,615,564

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     We currently market and sell 11 brand name prescription drugs through our nationwide sales and marketing force of 133 professionals. We seek to acquire and obtain licenses for pharmaceutical products that other companies do not actively market and to increase sales through aggressive promotion and marketing. In addition, we seek to increase the value of existing products by developing new formulations and new delivery methods, and seeking new indications for existing products.



     We have historically increased revenues and seek to increase revenues in the future from our ability to make product acquisitions and increasing sales of current products.


RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

     Net Revenues. Revenues from product sales are recognized upon shipment to customers and are shown net of sales adjustments. Net revenues are net of provisions for discounts, rebates to customers, returns, and other adjustments are provided in the same period that the related sales are recorded. Net revenues for the year ended December 31, 1999 were $18,625,000, compared to $9,252,000 for the year ended December 31, 1998, a 101% increase. Of this increase, $6,206,000 resulted from product acquisitions and licensing agreements made in 1999, or from products that earned revenues for the first time in 1999. Sales of products sold prior to 1999 or "existing products" were $12,419,000, a $3,167,000 or 34% increase over 1998. This increase primarily resulted from the expansion of our sales force, increased marketing efforts and the continued increase in demand for our products as a result of current and prior efforts of our sales force. Rebates and other sales allowances were $2,156,000 in 1999 primarily related to Medicaid rebates on Robinul and Robinul Forte.

     Cost of Revenues. Cost of revenues for the year ended December 31, 1999, were $3,140,000, compared to $1,903,000 for the year ended December 31, 1998, a 65% increase.

     Gross Margin. Gross margin for the year ended December 31, 1999 was 83%, compared to 79% in 1998. The increase in gross margin primarily resulted from the higher gross margin earned on Robinul and Robinul Forte which we began selling in February 1999.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of salaries, commissions, bonuses, training and education costs, sample and promotional costs, royalty and commission payments to product licensors, office expenses, travel expenses, payroll taxes, rent and utilities, insurance, outside professional services, taxes, bad debts and other general office expenses. Selling, general and administrative expenses for the year ended December 31, 1999 were $12,400,000, compared to $6,789,000 for the year ended December 31, 1998, an 83% increase. Selling-related expenses increased over the previous year due to increased expenses related to sales force expansion, higher commission and royalty payments and larger sample, marketing and promotional costs. General and administrative expenses increased over the previous year due to increased compensation and related expenses, and increased costs as a result of relocation of our corporate offices from a 7,500-square-foot facility to a 24,300-square-foot facility in September 1998.

     Non-cash Selling, General and Administrative Expense. Non-cash compensation expenses were $144,000 for the year ended December 31, 1999, compared to no expense for the year ended December 31, 1998. This expense resulted from our issuing stock options in 1999 at exercise prices that were less than the market value of our stock at time of issuance, as determined by an independent valuation.


     Depreciation and Amortization Expenses. Depreciation and amortization expenses were $424,000 for the year ended December 31, 1999, compared to $35,000 for the year ended December 31, 1998. This increase primarily resulted from amortization expense related to the purchase in 1999 of Robinul and Robinul Forte.

     Research and Development Expenses. Research and development expenses consist primarily of costs incurred to develop formulations, engage contract research organizations to conduct clinical studies, test products under development and engage medical and regulatory consultants. We expense all research and development costs as incurred. Research and development expenses were $860,000 for the year ended December 31, 1999, compared to $255,000 for the year ended December 31, 1998. This increase resulted from our continuing development of a new product for the treatment of migraine headache and our continuing development of a line extension of Robinul for the treatment of symptoms associated with excessive salivation.

     Interest Expense. Interest expense for the year ended December 31, 1999 was $357,000, compared to $14,000 for the year ended December 31, 1998. The $343,000 increase resulted primarily from borrowings for the acquisition of Robinul and Robinul Forte.

     Interest Income. Interest income for the year ended December 31, 1999 was $12,000, compared to $4,000 for the year ended December 31, 1998. This $8,000 increase resulted from increased average cash balances resulting from improved financial performance.

     Income Tax Expense. Income tax expense for the year ended December 31, 1999 was $548,000, compared to $121,000 for the year ended December 31, 1998. The $427,000 increase resulted from increased pre-tax income.

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997


     Net Revenues. Net revenues for the year ended December 31, 1998 were $9,252,000, compared to $5,558,000 for the year ended December 31, 1997, a 66% increase. The increase resulted from the expansion of our sales force from 47 sales representatives and three district managers at the end of 1997 to 69 sales representatives and three district managers at the end of 1998 and the continued increase in demand for our products as a result of prior efforts of our sales force.


     Cost of Revenues. Cost of revenues for the year ended December 31, 1998 were $1,903,000, compared to $1,137,000 for the year ended December 31, 1997, a 67% increase.

     Gross Margin. Gross margins for the years ended December 31, 1998 and 1997 were 79%.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 1998 were $6,789,000, compared to $4,545,000 for the year ended December 31, 1997, a 49% increase. Selling-related expenses increased over the previous year due to increased expenses related to sales force expansion, higher commission and royalty payments and larger sample, marketing and promotional costs. General and administrative expenses increased over the previous year due to increased compensation and related expenses, and increased costs as a result of relocation of our corporate offices from a 7,500-square-foot facility to a 24,300-square-foot facility in September, 1998.


     Non-cash Selling, General and Administrative Expense. We had non-cash compensation expenses of $0 for the year ended December 31, 1998, compared to $134,000 for the year ended December 31, 1997. The 1997 non-cash compensation expense resulted from our issuing stock options in 1997 at exercise prices that were less than the market value of our stock at the time of issuance, as determined by an independent valuation.


     Research and Development Expenses. Research and development expenses were $255,000 for the year ended December 31, 1998, compared to no expenses for the year ended December 31, 1997. We paid $200,000 in development fees to Inpharmakon Corporation for the fee for licensing our migraine product under development.


     Depreciation and Amortization Expense. Depreciation and amortization expense was $35,000 for the year ended December 31, 1998, compared to $30,000 for the year ended December 31, 1997, a 17% increase. The increase resulted from purchases of computers for new personnel and furniture related to our corporate office relocation.


     Interest Income. Interest income for the year ended December 31, 1998 was $4,000, compared to $3,000 for the year ended December 31, 1997. The $1,000 increase resulted from increased average cash balances resulting from improved financial performance.

     Interest Expense. Interest expense for the year ended December 31, 1998 was $14,000, compared to $5,000 for the year ended December 31, 1997. The $9,000 increase resulted primarily from borrowings on our line of credit with LaSalle Bank.


     Income Tax Expense. Income tax expense for the year ended December 31, 1998 was $121,000, compared to a benefit of $107,000 for the year ended December 31, 1997. The $228,000 increase resulted from 1998 being our first profitable operating year.


LIQUIDITY AND CAPITAL RESOURCES

     We have financed our business and cash requirements primarily with cash from operations, borrowings for product acquisitions and the issuance of stock to our majority stockholder.

     Our cash and cash equivalents at December 31, 1999, 1998 and 1997 were $220,000, $425,000 and $245,000, respectively. Net cash provided by operating activities for the year ended 1999 was $1,018,000. Our sources of cash were primarily from net income and increases in accounts payable and accrued expenses partially offset by increases in accounts receivable, inventories and deferred taxes. Net cash used in operating activities for the years ended 1998 and 1997 was $181,000 and $196,000, respectively. Our use of net cash was primarily a result of increases in accounts receivable and inventories partially offset by increase in deferred taxes, accounts payable and accrued expenses plus net income.

     We purchased intangible assets in 1999 for $4,000,000 in cash with an additional $1,800,000 financed by the seller of the assets. As a part of the acquisition, we also assumed estimated liabilities of $218,460 for returns of products shipped by the seller prior to the acquisition date. In addition, we spent $186,000 for the purchase of property and computer related items in 1999. Net cash used in investing activities in 1998 and 1997 was $208,000 and $121,000, respectively. These investments were primarily for the purchase of property and computer related items.

     During 1999, we borrowed $4,000,000 and incurred indebtedness of $1,800,000 for the purchase of intangible assets. In 1999 we also made payments of $1,235,000 on long-term debt and had a net increase of $197,000 on our revolving line of credit. During 1998, we borrowed $563,000 under our revolving line of credit. During 1997, we financed our capital requirements by raising $550,000 through the issuance of stock to our majority shareholder.


     In May 1998, we obtained a revolving credit facility from LaSalle Bank under which we could borrow up to $1,000,000, subject to borrowing base limitations based on eligible accounts receivable and inventory balances. The credit facility was amended and restated on December 22, 1998 to provide for partial financing of a product acquisition through our term loan described below. Under the amended facility, terms of the revolving credit provided for borrowings of up to $2,500,000. Borrowings under the revolving credit facility bear interest at the bank's prime rate, and are due on January 31, 2001. At December 31, 1999, the outstanding balance under the revolving loan was $800,000 with an interest rate of 8.50%, and we had additional availability under the terms of the facility of $1,700,000. During January 2000, the revolving credit facility was amended and restated to provide for borrowings up to $3,500,000 through June 30, 2000, reducing to $2,500,000 at June 30, 2000. We borrowed $2,400,000 under our term loan facility in January 1999 bearing interest at our choice of either LaSalle's prime rate or LIBOR plus 2%. The term loan is repayable in monthly payments of $40,000 plus accrued interest and matures on December 22, 2001. At December 31, 1999 outstanding indebtedness under the term loan was $1,840,000 with an interest rate of 7.96%. We plan to repay this term loan in full with proceeds from this offering.



     Under the terms of our credit facility, we must maintain a minimum net worth plus subordinated debt of $2,500,000, a ratio of net worth plus subordinated debt not to exceed 1.75 to 1.00, a minimum EBITDA of $2,000,000 and a fixed charge coverage ratio of not less than 1.25 to 1.00. The credit facility also limits our ability to incur additional indebtedness, and prohibits substantial asset sales and cash dividends.


     We expect that the proceeds from this offering, cash from operations and borrowings under our credit facility will be adequate to fund our current operations and current working capital requirements for the next eighteen months. In the event that we make significant future product acquisitions, we expect that we will need to raise additional funds. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, scale back or abandon some or all of our future product acquisition opportunities.

     Our future capital requirements and the adequacy of our available funds will depend on many factors, including:

     - the timing and cost of product acquisitions and licensing agreements;

     - regulatory approval of our migraine product under development and the Robinul product extension;

     - size and scope of our development efforts for additional products;

     - cost, timing and outcomes of regulatory reviews;

     - expansion of our sales and marketing force;

     - determinations as to the commercial potential of our products under development;

     - status of competitive products;

     - defending and enforcing intellectual property rights; and

     - establishment, continuation or termination of third-party manufacturing agreements.

IMPACT OF INFLATION

     We have experienced only moderate price increases under our agreements with third-party manufacturers as a result of raw material and labor price increases. We have passed these price increases along to our customers.

SEASONALITY

     Although our business is generally non-seasonal, sales of certain products, such as cough and cold products, increase slightly between October and March due to the cold and flu season. We expect the impact of seasonality to decrease as we acquire or obtain licenses for products that treat chronic conditions. However, we anticipate that the seasonality may continue to affect sales for the foreseeable future.


RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We must adopt SFAS No. 133 for the year ending December 31, 2000. SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because we do not hold any derivative financial instruments and do not engage in hedging activities, adoption of SFAS No. 133 is not expected to have a material impact on our financial condition or results of operations.

                                    BUSINESS

OVERVIEW


     We currently market and sell 11 brand name prescription drugs to high-prescribing primary care and select specialty physicians through our nationwide sales and marketing force of 133 professionals. Since our formation, we have introduced 11 products including two line extensions. Our strategy is to acquire and obtain licenses for pharmaceutical products that other companies do not actively market and to increase sales through aggressive promotion and marketing. In addition, we seek to increase the value of existing products by developing new formulations and new delivery methods, and seeking new indications. We incorporated in 1992 as the surviving corporation of a merger in July 1992 between Century Pharmaceutical Corporation and Horizon Pharmaceutical Corporation. The company originally promoted over-the-counter cough and cold products. In late 1992, we launched the prescription cough and cold products Defen-LA and Protuss Liquid and began focusing on prescription drugs for chronic conditions.



     Our key products include Nitrolingual, Robinul and Robinul Forte, and Tanafed. In 1999, we acquired marketing rights to Robinul and Robinul Forte from American Home Products Corporation and to Nitrolingual from Pohl-Boskamp. In February 2000, we began marketing a new version of this product called Nitrolingual Pumpspray. We have marketed Tanafed since 1993. We recently entered into development agreements with Penwest Pharmaceuticals Co. and Inpharmakon Corporation for a product that we are developing for the treatment of migraine headache. We are also currently developing a line extension of Robinul to treat symptoms associated with the excessive production of saliva.



     Our net revenues have grown from approximately $1.6 million for the year ended December 31, 1995 to approximately $18.6 million for the year ended December 31, 1999. We achieved this from a combination of increased sales of existing products and product acquisitions and licenses.


FIRST HORIZON STRATEGY


     We believe that our ability to market, acquire and develop brand name products and our ability to increase our sales and improve our marketing infrastructure uniquely positions us to continue to grow. We focus on products that treat chronic conditions primarily because patients and physicians remain loyal to such products. This results in repeat use over an extended period of time, generates recurring consistent revenue streams and lowers marketing costs necessary to maintain existing sales.


     The key elements of our strategy include:


     - Increase sales of products through targeted promotion. We seek to increase sales by promoting our products to high-prescribing primary care and specialty physicians through our nationwide sales and marketing force that includes 133 professionals. We also use targeted direct mail and telemarketing to promote our products.



     - Identify and license or acquire brand name prescription products. We seek to acquire the rights to brand name pharmaceutical products that we believe will benefit from increased marketing efforts to high-prescribing primary care and specialty physicians, leverage our existing sales infrastructure, complement our existing products and have the potential for market exclusivity.

     - Develop proprietary products and line extensions. We seek to reduce the costs and risks of development by focusing on drugs that the FDA has already approved in the United States. We plan to develop products, including line extensions of our current drugs, using patent-protected delivery systems or formulations that offer market differentiation and the potential for market exclusivity.

PRODUCTS

     We currently market and sell the following products:


PRODUCT                           DATE OF INTRODUCTION          PRODUCT INDICATION
-------                           --------------------          ------------------
Nitrolingual Pumpspray..........          2000           Acute relief or prevention of an
                                                         attack of angina pectoris due to
                                                         heart disease
Robinul and Robinul Forte.......          1999           Adjunctive therapy for the
                                                         treatment of peptic ulcer
Zebutal Capsules................          1999           Tension headache
Protuss DM Tablets..............          1997           Cough and congestion
Mescolor Tablets................          1994           Allergy and runny nose
Protuss-D Liquid................          1994           Cough and congestion
Zoto-HC Ear Drops...............          1994           Swimmer's ear infections
Tanafed Suspension..............          1993           Allergy and cold
Defen-LA Tablets................          1992           Cough and cold
Protuss Liquid..................          1992           Cough and congestion



     The FDA approved Nitrolingual Pumpspray, Robinul and Robinul Forte under new drug applications. The FDA also approved an abbreviated new drug application for Zebutal. Our other products are classified by the FDA as drugs that may be marketed without submitting safety and efficacy data.


  Nitrolingual


     On February 1, 2000, we began marketing Nitrolingual Pumpspray for which we acquired from Pohl-Boskamp exclusive distribution rights in the United States. Nitrolingual Pumpspray is an oral spray of nitroglycerin used for the acute relief or prevention of chest pain associated with angina pectoris that results from heart disease. Pohl-Boskamp holds a patent that was issued in 1993 on the formulation of Nitrolingual.


     Aventis previously had the rights to market the chlorofluorocarbon (CFC) version of this product named Nitrolingual Spray. We believe that Nitrolingual Pumpspray has marketing advantages over Nitrolingual Spray. Unlike the previous version, Nitrolingual Pumpspray is packaged in a translucent, plastic-coated glass bottle, that allows patients to easily see the amount of product left in the bottle. In addition, Nitrolingual Pumpspray does not contain CFC, making it environmentally friendly.

     The primary competitor to Nitrolingual Pumpspray is nitroglycerin tablets. Unlike tablets, which begin to lose their potency immediately upon opening the bottle, Nitrolingual Pumpspray maintains its potency for two years. Further, studies have shown that Nitrolingual Pumpspray provides for more rapid absorption than the tablets. Each metered dose provides for consistent delivery of nitroglycerin. Also, unlike the tablets, Nitrolingual Pumpspray requires no special storage or handling to maintain its potency.

     According to the American Heart Association, about 6.2 million Americans suffer from angina pectoris.

  Robinul and Robinul Forte

     On January 29, 1999, we acquired exclusive rights in the United States to Robinul and Robinul Forte, which is a higher-strength dosage of Robinul. Both Robinul and Robinul Forte belong to a class of drugs known as anticholinergics, which reduce the motion of the gastrointestinal tract. The FDA has approved both products for use as a therapy in conjunction with other therapeutics in the treatment of peptic ulcer. Compared to other anticholinergics, the Robinul product line has an overall better side effect profile and is longer acting, thereby requiring fewer doses. We are currently developing a line extension and will seek regulatory approval to use the active ingredient in Robinul to treat symptoms associated with the excessive production of saliva. Since acquiring the products, we have substantially increased the sales of Robinul and Robinul Forte. Industry sources estimate that the U.S. market for anticholinergics was $130 million in 1999.

  Tanafed


     Tanafed is a liquid cold and allergy product marketed for children. We believe that pediatricians prescribe Tanafed because it is effective and children prefer its taste. The National Center for Health Statistics estimated that 20 million days were lost from school in 1994.


  Cough, Cold and Allergy Products

     Our other products for the treatment of cough, cold and allergy are Defen-LA Tablets, Mescolor Tablets and the Protuss product line, which includes Protuss Liquid, Protuss DM Tablets and Protuss-D Liquid.

  Other Products

     We sell Zoto-HC ear drops for the treatment of swimmer's ear infections and Zebutal Capsules for the treatment of tension headaches. A study has shown that approximately nine out of ten people have at least one headache in any given year. Headaches account for approximately 18 million outpatient visits annually to hospitals and healthcare clinics.

PRODUCT DEVELOPMENT

     We seek to maximize the value of drugs by developing new patentable formulations, using new delivery methods and seeking regulatory approval for new indications. Through the use of these distinct formulations and patent-protected delivery systems, we plan to create a marketing advantage over generic drugs and reduce substitution by the pharmacist. Some of these development projects include line extensions which allow us to extend the life cycle of our key products. We expect the strength of extensive literature-based clinical data on the active ingredients in our products under development, current acceptance and usage of the active ingredients in these products by healthcare professionals, and the safety profile of the active ingredients in approved products will reduce development costs and risks associated with FDA approval.

  Migraine Product (FHPC 01)


     We are developing a proprietary formulation of a product named FHPC 01 for the treatment of migraine headaches, which contains an active ingredient that is currently approved by the FDA for other indications. We have entered into a development agreement with Penwest Pharmaceuticals Co. to develop a product using Penwest's patented TIMERx controlled-release technology. Penwest has also granted us the right to reference their Drug Master File as necessary for us to file a new drug application for this product. A Drug Master File is a submission to the FDA, often in support of a new drug application, that companies may use to provide confidential, detailed information about facilities, processes or articles used in the manufacturing, processing, packaging and storing of one or more human drugs. We filed an investigational new drug application for this product on February 17, 2000. We have engaged Parexel International to conduct clinical trials for this product. A study has shown that an estimated 23.6 million Americans suffer from migraine headaches. Of these, approximately half suffer from migraines that are moderately to severely disabling.


  Excessive Salivation Product (FHPC 02)

     We are developing a product named FHPC 02 for the treatment of the symptoms associated with the excessive production of saliva primarily in children. This product will be a line extension of our Robinul products. We have entered into an agreement with Mikart to develop a new dosage form. We plan to initiate clinical trials and file for a supplementary new drug application to market the product. Excessive salivation, also known as Sialorrhea, is a socially embarrassing condition that occurs in patients who suffer from cerebral palsy and Parkinson's disease.

  Formulation and Clinical Trials

     We generally seek to contract third parties to formulate, develop and manufacture materials needed for clinical trials and to perform scale-up work. We select third-party contractors that we believe have the capability to commercially manufacture the products. By selecting qualified third parties capable of both developing formulations and providing full-scale manufacturing services, we believe we will be able to shorten development and scale-up times necessary for production. The key advantage to this approach is that the third-party contractor will have the equipment, operational parameters and validated testing procedures already in place for the commercial manufacture of our products. Our management team has experience in selecting and managing activities of third-party contract companies.

SALES AND MARKETING


     To maximize the effectiveness of our selling efforts, our sales force focuses on high-prescribing primary care and select specialty physicians. Our sales force seeks to develop close relationships with these physicians and respond to their needs. We intend to enhance our existing marketing and sales channels to expand and increase the penetration of our products. We have expanded our sales and marketing force to 133 professionals nationwide.


     We sell our products to pharmaceutical wholesalers (who in turn distribute to pharmacies), chain drug stores, other retail merchandisers and, on a limited basis, directly to pharmacies. In

1999, sales to our top five pharmaceutical wholesalers accounted for over 72% of all of our sales. Three of the five wholesalers each accounted for 10% or more of all of our sales: McKessonHBOC (28%), Cardinal Health (19%) and Bergen Brunswig (10%).

     We have traditionally targeted our sales efforts in areas with low managed-care penetration in which it is easier to establish a presence. In addition, we have a group of sales professionals that focuses exclusively on building relationships with managed-care organizations that can be leveraged across markets. We continue to strengthen this group to gain access to formularies and develop long-term working relationships that may lead to adoption of our products.

     During 1999, our Robinul line accounted for 27.5% of our revenues and our cough, cold and allergy products accounted for 57.5% of our revenues. During 1998, our cough, cold and allergy products accounted for 82.0% of our revenues and Zoto-HC accounted for 18.0% of our revenues. During 1997, our cough, cold and allergy products accounted for 80.9% of our revenues and Zoto-HC accounted for 19.1% of our revenues.

THIRD-PARTY AGREEMENTS

  Nitrolingual Pumpspray


     In July 1999, we acquired from Pohl-Boskamp the exclusive rights to distribute, market and sell Nitrolingual Pumpspray beginning on February 1, 2000 in the United States for five years plus an additional five-year renewal period subject to establishing mutually acceptable minimum purchase requirements. Under the agreement, Pohl-Boskamp supplies us with our requirements of product at prices that decrease as volume purchased in each year increases. We must purchase designated minimum quantities in each year of the agreement and pay a royalty on net sales of the product. Also, Pohl-Boskamp can terminate our distribution agreement for Nitrolingual if a company with a product competitive with Nitrolingual acquires direct or indirect influence or control over our company, or if a very significant change in our stockholders occurs so that Kapoor-Pharma Investments and Horizon employees, management, directors, and any of their respective affiliates, do not in the aggregate directly or indirectly beneficially own at least 20% of our shares.


     Aventis had exclusive rights through January 2000, to a version of the product containing CFC named Nitrolingual Spray. To promote earlier adoption of Nitrolingual Pumpspray, we obtained exclusive marketing rights from Aventis to market Nitrolingual Spray in the United States as of November 22, 1999. We promoted Nitrolingual Spray for a short period of time to reduce inventories of the product in the distribution channels. Since the launch of Nitrolingual Pumpspray, we have not marketed this CFC product.

  Robinul/Robinul Forte

     On January 29, 1999, we acquired exclusive rights in the United States to Robinul and Robinul Forte tablets from American Home Products Corporation. We will pay the $1.1 million aggregate remaining portion of the purchase price quarterly through February 2001. In addition, we must pay royalties on net sales. We negotiated for American Home Products Corporation or its designee to continue to manufacture and supply the product to us until January 29, 2001. We have an agreement with Mikart, dated April 23, 1999, for Mikart to become qualified under applicable regulations to manufacture and supply our requirements for Robinul. Under this agreement, Mikart will manufacture the products for five years from the time Mikart becomes a qualified manufacturer plus renewal terms of one year until either party elects not to renew. The agreement with Mikart requires that we purchase certain designated minimum quantities.

  Tanafed

     On January 1, 1996, we obtained exclusive distribution rights from Unisource, Inc. to Tanafed in North America through December 31, 2003 plus an additional seven years at our option. The agreement requires us to purchase all of our requirements for Tanafed from Unisource, including at least certain minimum quantities of Tanafed in each year of the agreement. We entered into a patent and license agreement with the supplier of raw material for Tanafed dated January 1, 2000. Our license allows us to market and distribute Tanafed for which the manufacturer has a patent covering the manufacturing process for one of its active ingredients.

  Migraine Product (FHPC 01)


     On October 31, 1998, we entered into an agreement with Inpharmakon Corporation in which we acquired rights to the proprietary information for the migraine product FHPC 01 for which we plan to conduct clinical studies and submit a new drug application. The agreement expires on October 31, 2008, but we may renew it indefinitely after expiration. Under the agreement, we must develop a workable once-a-day formulation for the drug, conduct clinical trials, file for and obtain regulatory approval, and begin commercial sales of the product within prescribed times. If we do not reach specified milestones on a timely basis, Inpharmakon may terminate the agreement. We must also pay up to an aggregate of $700,000 in non-refundable fees to Inpharmakon at various developmental milestones through and including regulatory approval of the product, and, in the event of commercial sales of the product, we must pay royalties at rates which we believe are within industry customary ranges. If we elect to sell the business opportunity to a third party, we must share the proceeds of the sale with Inpharmakon.



     On March 25, 1999, we acquired rights from Penwest Pharmaceuticals Co. to use Penwest's TIMERx controlled-release technology to develop a product containing the active ingredient in FHPC 01. Under the Penwest agreement, we have the right to manufacture, use and sell the developed product in North America and Mexico for a period extending fifteen years from the date a new drug application is issued for the product, as well as a license under certain Penwest patents. We must pay Penwest up to an aggregate of approximately $2,600,000 of non-refundable fees upon achieving specified development milestones through the first anniversary of the first commercial sale of the product following regulatory approval and royalties upon any sales of the migraine product at rates which we believe are within industry customary ranges. Penwest may terminate the agreement in the event we fail to timely achieve designated performance milestones within prescribed time periods.


  Other Products


     Generally, our other products are manufactured pursuant to manufacturing and supply agreements for remaining terms ranging from one to five years. Generally, these agreements require that we purchase all of our requirements for these products from the manufacturers which are a party to these agreements, including specified minimum purchase quantities of the product for each year. Except for our Defen-LA, Protuss-D and Zoto-HC products, these agreements generally state that the product supplier will provide products only to us.


MANUFACTURERS AND SINGLE SOURCE SUPPLIERS

     We use third-party manufacturers for the production of our products for development and commercial purposes. Given the general under-utilization of resources, the availability of excess capacity for manufacturing in the marketplace, and the lower cost of outsourcing, we intend to continue to outsource our manufacturing for the near-term.

     We currently use the services of six third-party manufacturers for our products. These manufacturers manufacture our products pursuant to our product specifications. We have manufacturing and supply agreements with five of these manufacturers. The terms of these agreements generally range from two years to ten years. Under some of these agreements, the manufacturers or other third-parties own the rights to the product that we have under our marketing licenses. We have not entered into agreements for alternative manufacturing sources for any of our products. The suppliers of Nitrolingual Pumpspray and the raw materials for Tanafed hold patents for their respective products. This provides us with a competitive advantage because the patents create a barrier to entry to other companies that might otherwise seek to develop similar products.

TRADEMARKS

     We have a U.S. registered trademark for Horizon Pharmaceutical and have filed for the trademark for First Horizon Pharmaceutical. Our products are sold under a variety of trademarks registered in the United States, including Zoto-HC, Protuss, Mescolor, Defen and Tanafed. We have filed for the trademark Zebutal. Further, we have been licensed rights to use the Nitrolingual and Robinul trademarks in the United States from Pohl-Boskamp and American Home Products, respectively. We have rights to the TIMERx trademark pursuant to our rights to market the product we have under development with Penwest.

PATENTS

     We consider the protection afforded by patents important to our business. We intend to seek patent protection in the United States and selected foreign countries where deemed appropriate for products we develop.

  Nitrolingual Pumpspray

     By virtue of our distribution agreement with Pohl-Boskamp for Nitrolingual Pumpspray, we are afforded marketing exclusivity arising from Pohl-Boskamp's 1993 U.S. patent relating to the product. This patent expires in 2010.

  Tanafed

     We entered into a licensing agreement with the raw material supplier for our Tanafed product effective January 1, 2000. This agreement grants us a license to market and distribute Tanafed for which the manufacturer has a patent covering the manufacturing process of one of its active ingredients. This patent expires in 2014.

  Migraine Product (FHPC 01)

     Pursuant to our development agreement with Penwest for a once-a-day migraine product, we are the licensee of certain Penwest patents for the purpose of manufacturing and marketing the product under development. These patents expire from 2008 through 2016.

  Active Ingredient in Robinul/Robinul Forte

     In 1999, we filed a patent application directed to the use of glycopyrrolate for the treatment of certain new indications. Glycopyrrolate is the active ingredient in Robinul and Robinul Forte.

COMPETITION

     The market for drugs is highly competitive with many established manufacturers, suppliers and distributors actively engaged in all phases of the business. We believe that competition in the sale of our products is based primarily on price, service, availability and product efficacy. Our brand-name pharmaceutical products may be subject to competition from alternate therapies during the period of patent protection and thereafter from generic equivalents. Some of our products have generic equivalents in the marketplace.

     We also compete with other pharmaceutical companies for new products and product line acquisitions. These competitors include Dura Pharmaceuticals, Inc., Forest Laboratories, Inc., Watson Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Shire Pharmaceuticals Group plc, Jones Pharma Inc. and other companies that acquire branded product lines from other pharmaceutical companies.

GOVERNMENT REGULATION


     According to the Federal Food, Drug, and Cosmetic Act ("FDC Act"), all new drugs are subject to premarket approval by the FDA. Applicable FDA law will treat our development of new products and new uses for approved products or the development of any of our line extensions as "new drugs," which requires the submission of a New Drug Application ("NDA") or a supplemental NDA ("sNDA"), and approval by the FDA.



     The steps required for approval of an NDA or sNDA may include:


     - pre-clinical studies;

     - submission to the FDA of an Investigational New Drug application ("IND"), which must become effective before human clinical trials commence;

     - adequate and well-controlled human clinical trials to establish the safety and effectiveness of the product;


     - submission of an NDA or an sNDA to the FDA; and


     - FDA approval of the NDA or sNDA prior to any commercial sale or shipment of the product.

     Pre-clinical studies generally include laboratory evaluation of product chemistry and formulation, as well as animal studies, if appropriate, to assess quality and safety. An applicant submits the results of the pre-clinical studies with chemistry, manufacturing, and control information and pharmacology and toxicology data to the FDA as a part of an IND and for review by the FDA prior to the commencement of human clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA.

     Clinical trials involve the administration of the investigational new drug to humans. The trials are subject to extensive regulation including compliance with Good Clinical Practices, obtaining informed patient consent and review and approval of each study by an Institutional Review Board. Clinical trials are typically conducted in three sequential phases, although phases may overlap. In Phase I, the investigational new drug usually is administered to healthy human subjects and is tested for safety. Phase II usually involves studies in a limited patient population to:

     - determine the initial effectiveness of the investigational new drug for specific indications;

     - determine dosage tolerance and optimal dosage; and

     - identify possible adverse effects and safety risks.

     When an investigational new drug is found to be effective and to have an acceptable safety profile in Phase II evaluation, Phase III trials are undertaken to further evaluate clinical effectiveness and to further test for safety within an expanded patient population. The FDA reviews both the clinical plans and the results of the trials and may require the study to be discontinued at any time if there are significant safety issues. In some cases, the FDA can request Phase IV clinical studies after approval of the NDA. These studies can be designed to obtain additional safety and efficacy data, detect new uses for or abuses of a drug, or determine effectiveness for labeled indications under conditions of widespread usage. These studies can involve significant additional expenses.


     Once the FDA has approved an NDA, the holder of the NDA may request changes in the conditions of approval contained in its NDA through a sNDA. The format, content and procedures applicable to NDA supplements are generally the same as those for NDAs. However, the only information required in a supplement is that needed to support the requested change. If the NDA or sNDA is based on new clinical investigations which are essential to the approval of the application, other than bioavailability studies, it may qualify for a three-year period of exclusivity, distinct from any applicable patent protection that may exist. The FDA may also require user fees for prescription drug NDAs or sNDAs. Supplements proposing to include a new indication for use in pediatric populations are not subject to user fees.



     Another form of an NDA is the so-called "505(b)(2)" NDA, which applicants submit pursuant to Section 505(b)(2) of the FDC Act. This type of NDA permits the inclusion of safety and effectiveness studies that the applicant has not conducted or been granted a right of reference by the sponsor of the studies. In addition, the FDA recommends a 505(b)(2) NDA for a modification, such as a new dosage form, of a previously approved drug which requires more than merely bioequivalence data. This NDA is similar to a full NDA, except that, under conditions prescribed by the FDA, it may be supported in whole or in part by one or more study investigations published in scientific literature in lieu of the applicant's clinical trials. We intend to submit this type of application to market potential product line extensions or new uses of already-approved products.



     In addition, if we submit a certain type of new drug application, the FDA will require us to certify as to any patent which covers the drug for which we seek approval. If there is a patent in existence, a certain type of certification is made and proper notice to the patent holder of our intent to market the drugs is given, and the patent holder makes an infringement claim within a specified time period, then the FDA will not approve our marketing application for thirty months or until the patent litigation is resolved, whichever occurs sooner. In addition, distinct from patent considerations, approval of a certain type of new drug application could be delayed because of the existence of non-patent exclusivity afforded by the FDA for the innovator drug.


     The least burdensome application for new drug approval is the abbreviated NDA ("ANDA"), which may apply to a new drug that is shown to be bioequivalent to a drug previously approved by the FDA for safety and effectiveness and listed as the drug to which bioequivalence must be shown. An applicant may submit an ANDA for products that are the same as an approved drug regarding active ingredient(s), route of administration, dosage form, strength and conditions of use recommended on the labeling. The ANDA requires bioequivalence data and other technical and manufacturing information, but typically no safety and effectiveness studies.



     Even after obtaining regulatory approval, such approval may require post-marketing testing and surveillance to monitor the safety of the product. In addition, the product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. At present, companies cannot export pharmaceutical products that cannot be lawfully sold in the United States unless certain statutorily prescribed conditions are met.



     FDA regulations require that we report adverse events, submit new marketing and promotional materials, submit changes we plan to make to the product manufacturing or labeling and comply with recordkeeping requirements and requirements relating to the distribution of drug samples to physicians. In the event that we do not comply with the FDA requirements, the manufacture, sales and distribution of our products may be suspended, and we may be prevented from obtaining FDA approval of new products.


     Our third-party manufacturers must adhere to FDA regulations relating to current good manufacturing practice ("cGMP") regulations, which include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned and salvaged products. Ongoing compliance with cGMP procedures, labeling and other regulatory requirements are monitored through periodic inspections and market surveillance by state and federal agencies, including the FDA. Failure by our third-party manufacturers to comply with these rules could result in sanctions being imposed, including fines, injunctions, civil penalties, suspension or withdrawal of FDA approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. In addition, we rely upon our third-party manufacturers to provide many of the documents that we use to comply with our FDA reporting requirements for Robinul, Robinul Forte, and Nitrolingual.


     In addition, we are subject to fees under the Prescription Drug User Fee Act for new drug applications for new drug products and sNDAs for new uses, except that we may qualify for a waiver of the fee for our first new drug application. We will be responsible for paying these fees for sNDAs and subsequent submissions, unless we receive approval from the FDA for a waiver, reduction or refund.



     We are also subject to regulation under other federal and state laws, including the Occupational Safety and Health Act and other environmental laws and regulations, national restrictions on technology transfer, and import, export and customs regulations. In addition, some of our products that contain controlled substances, such as Protuss and Protuss-D, are subject to Drug Enforcement Administration regulations relating to storage, distribution, importation and sampling procedures. We have registered with the Drug Enforcement

Administration under the Controlled Substances Act which establishes, among other things, registration, security and recordkeeping requirements.

     In addition, whether or not we obtain FDA approval, we must obtain approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries prior to the commencement of clinical trials and subsequent marketing of such product in such countries. The approval procedure varies from country to country, and the time required may be longer or shorter than that required for FDA approval.

REIMBURSEMENT

     Our ability to market our products successfully will depend in part on the extent to which reimbursement for the costs of the products will be available from government health administration authorities, private health insurers, and managed care organizations in the United States and in any foreign markets where we may sell our products. Third-party payors can affect the pricing or relative attractiveness of our products by regulating the reimbursement they provide on our products and competing products. Insurance carriers may not reimburse healthcare providers for use of our products used for new indications. Domestic and foreign government and third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products.

PRODUCT LIABILITY INSURANCE

     We currently maintain a product liability insurance policy. We do not currently maintain business interruption insurance.

EMPLOYEES

     We had 150 full-time employees as of December 31, 1999, including 127 sales and marketing employees in the field, and 23 in management, finance and administration. We also maintain active independent contractor relationships with various individuals with whom we have consulting agreements. We believe our employee relations are good. None of our employees is subject to a collective bargaining agreement.

PROPERTIES

     We lease a 24,300 square-foot facility in Roswell, Georgia. Our facility includes space for offices and a warehouse. This lease expires on August 31, 2003. We also lease executive office space on a short-term basis in Raleigh, North Carolina, and Phoenix, Arizona, for our regional managers. We believe that our facilities are adequate for our current requirements; however, we anticipate that as we grow, we will require additional facilities.

LEGAL PROCEEDINGS

     From time to time, we may become involved in routine litigation. Currently, we are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following are our executive officers and directors as of the date of this prospectus:


NAME                                AGE                        POSITIONS
----                                ---                        ---------
Mahendra G. Shah, Ph.D............  55    Chairman of the Board and Chief Executive Officer
R. Brent Dixon....................  55    President and Director
Gregory P. Hauck..................  33    Vice President, Developed Products
Balaji Venkataraman...............  33    Vice President and Chief Financial Officer
Robert D. Godfrey, Jr.............  38    Vice President, Sales
William G. Campbell...............  44    Controller
John N. Kapoor, Ph.D.(1)..........  56    Director
John E. Robson(2).................  69    Director
Jon S. Saxe(1)(2).................  63    Director


------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.


     Mahendra G. Shah, Ph.D. is the Chairman of the Board and Chief Executive Officer. Dr. Shah has been a director since 1993, and his present term as director will expire in 2001. Dr. Shah became Chief Executive Officer in October 1999. Dr. Shah maintains other employment and expects to dedicate a majority of his working time to the company. From 1991 to the present, he has been a Vice President of EJ Financial Enterprises, Inc. From 1996 to the present, he has been the President of Protomed Pharmaceuticals, Inc. From 1987 to 1991, he was the Senior Director of New Business Development with Fujisawa USA, Inc. Prior to that time, he worked in various scientific and management positions with Schering-Plough and Bristol Myers-Squibb Company. He serves on the board of Structural Bioinformatics Inc., Zarix, Introgen Therapeutics and Inpharmakon Corporation. He previously served on the board of Unimed Pharmaceuticals. Dr. Shah received a Ph.D. degree in Industrial Pharmacy from St. John's University. EJ Financial Enterprises, Inc. is the sole shareholder and managing general partner of Kapoor Pharma Investments, L.P., our largest shareholder.


     R. Brent Dixon is the President and a director of the company. He has been a director since 1993, and his present term as director will expire in 2002. Mr. Dixon has been with the company since its formation. He has been our President since 1993 and served as a Vice-President from 1992 to 1993. He has over 30 years of operational, sales, and strategic market development experience in the pharmaceutical industry. Prior to working at the company, he was President of Dixon and Associates, a healthcare consulting company. Prior to that he served as National Sales Manager for Center Laboratories, a subsidiary of Merck AG. Mr. Dixon has also served as a Regional and District Manager for Roberts Pharmaceuticals and Adams Laboratories. Mr. Dixon attended St. Petersburg Junior College and the University of Mississippi.

     Gregory P. Hauck is the Vice President of Developed Products. He has been with the company since its formation and has been serving as Vice-President since 1993. He is responsible for developing product promotional materials as well as product line marketing strategies. In his previous position as Vice President of Sales and Marketing for the company from 1994 to 1997, he was responsible for implementing its sales strategies. Mr. Hauck began working with the company in 1992 as the National Sales Manager where he was primarily responsible for the hiring and training of all new sales representatives. He entered the pharmaceutical industry in 1989 as a sales representative with Hauck Pharmaceuticals and Roberts Pharmaceuticals. Mr. Hauck received a B.S. degree in Education from the University of Georgia and, afterwards, spent a brief period of time as an educator.

     Balaji Venkataraman has been the Vice President and Chief Financial Officer since October 1999. Between August 1998 and September 1999, he was Vice President of Corporate Development and Strategic Planning at the company. He also served as a consultant to the company during his employment as the Director of Strategic Planning at EJ Financial Enterprises, Inc. from September 1997 to August 1998. From 1995 to 1997, he was an Associate, Licensing and New Business Start-Up, at the University of Pennsylvania Center for Technology Transfer. From 1994 to 1995, he was the Marketing Manager at Curative Technologies Inc., a wound care services company. From 1993 to 1994, he was a Technical Sales Representative for Millipore Corporation. From 1991 to 1993 he was the Senior Research Chemist at Scios Inc. He has also held product management and finance positions at Schering Plough and Pfizer. Mr. Venkataraman received an M.S. degree in Organic Chemistry from Case Western Reserve University and an M.B.A. degree from the Wharton School at the University of Pennsylvania.

     Robert D. Godfrey, Jr. has been Vice President of Sales since 1998. He served as the National Sales Manager between 1996 and 1998. He began his career with the company in 1992 as a Sales Representative for the Jacksonville, Florida, territory and was promoted in 1994 to District Manager of the entire Florida sales territory. At that time, in addition to his managerial responsibilities, he continued to promote First Horizon products to physicians and pharmacies until 1995. Prior to his career with the company, Mr. Godfrey held the position of Marketing Research Consultant with MGT Information Systems and also worked independently as a Research Consultant in the southeastern United States. Mr. Godfrey received an M.B.A. degree and a B.S. degree in Marketing from Jacksonville University.

     William G. Campbell has been our Controller and Treasurer since 1998. Prior to joining First Horizon, from 1995 to 1998, Mr. Campbell was the Controller/CFO of DialysisAmerica, Inc. He was the Associate Administrator/CFO of Stringfellow Memorial Hospital from 1993 to 1995; and from 1989 to 1993, he was the Director of Budgets, Costs and Reimbursement at Grady Memorial Hospital, a large public teaching hospital. His prior professional experience also includes a number of profit and not-for-profit consulting, big five public accounting, governmental auditing and internal audit positions. Mr. Campbell is a Certified Public Accountant and received a B.A. degree in Accounting from Walsh College of Accountancy and Business Administration and an M.B.A. degree in Accounting from Kennesaw State College.

     John N. Kapoor, Ph.D. has been one of our directors since 1996, and his present term as director will expire in December 2000. Dr. Kapoor has over 20 years of experience in the healthcare field through his ownership and management of healthcare-related businesses. In 1990, Dr. Kapoor founded Kapoor-Pharma Investments, L.P., our largest stockholder, and its managing partner, EJ Financial Enterprises, Inc., of which he is the President and sole shareholder. EJ Financial provides funds and strategic advice to healthcare businesses. Dr. Kapoor is the Chairman of OptionCare, Inc., Akorn, Inc. and NeoPharm, Inc. Dr. Kapoor is a director of Integrated Surgical Systems, Inc., as well as a Chairman of a private company and a director of several other private companies. Dr. Kapoor received a B.Sc. degree from

Bombay University and a Ph.D. degree in medicinal chemistry from the State University of New York.


     Dr. Kapoor was previously the chairman and president of Lyphomed Inc. Fujisawa Pharmaceutical Co. Ltd. was a major stockholder of Lyphomed from the mid-1980s until 1990, at which time Fujisawa completed a tender offer for the remaining shares of Lyphomed, including the shares held by Dr. Kapoor. In 1992, Fujisawa filed suit in federal district court in Illinois against Dr. Kapoor alleging that between 1980 and 1986, Lyphomed filed a large number of allegedly fraudulent new drug applications with the FDA, and that Dr. Kapoor's failure to make certain disclosures to Fujisawa constituted a violation of federal securities laws and the Racketeer Influenced and Corrupt Organizations Act. Fujisawa also alleged state law claims. Dr. Kapoor countersued, and in 1999, the litigation was settled on terms mutually acceptable to the parties. The terms of the settlement are subject to a confidentiality agreement. Dr. Kapoor also controls Inpharmakon Corporation, a party to one of our development agreements.


     John E. Robson was elected a director in January 2000. His term as director will expire in 2002. Since October 1993, Mr. Robson has served as Senior Advisor of Robertson, Stephens. Previously, he was President and Chief Executive Officer of G.D. Searle & Company. Mr. Robson has held Presidential appointments in Washington, D.C., including in the White House, as Chairman of the Civil Aeronautics Board where he initiated airline deregulation in the 1970s. From 1989 to 1993, Mr. Robson served as Deputy Secretary of the United States Treasury Department during the Bush Administration. He has also been Dean of the Goizueta School of Business Administration at Emory University, Atlanta, Georgia from 1986 to 1989, and a corporate lawyer and member of the executive committee at Sidley and Austin. Mr. Robson holds appointments as a Distinguished Visiting Fellow at Stanford University's Hoover Institution and as a Visiting Fellow at The Heritage Foundation, in Washington, D.C. He is also a member of the United States Postal Service Commission on a Safe and Secure Workplace and President of the Worklife Institute. Mr. Robson currently serves as a Director of Exide Corporation, Monsanto Company, Northrop Grumman Corporation and ProLogis Trust. He is a former board member of Age Wave, LLC, Chiron Corporation, Conrail, Continental Airlines, Norrell, Inc., and Rand McNally Company. Mr. Robson received a B.A. degree from Yale University and a J.D. degree from Harvard University School of Law.


     Jon S. Saxe was elected a director in January 2000. His term as director will expire in December, 2001. He also serves as a Director of Protein Design Labs, Inc. Mr. Saxe served as President of Protein Design Labs, Inc. from January 1995 to May 1999. In addition, he is a Director of Questcor Pharmaceuticals Inc., Incyte Pharmaceuticals Inc., ID Biomedical Corporation, InSite Vision, and is Chairman of Point Biomedical Corporation and Iconix Pharmaceuticals. Mr. Saxe served as President of Saxe Associates, a biotechnology consulting firm, from May 1993 to December, 1994. He served as the President, Chief Executive Officer and a Director of Synergen, Inc., a biopharmaceutical company, from October 1989 to April, 1993. Mr. Saxe served in various positions including Vice President of Licensing and Corporate Development and Head of the Patent Law Department for Hoffmann-LaRoche, Inc. from 1960 through 1989. Mr. Saxe received a B.S. Ch.E. degree from Carnegie-Mellon University, a J.D. degree from George Washington University School of Law, and an L.L.M. degree from New York University School of Law.

EXECUTIVE OFFICERS

     Each officer serves at the discretion of our board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

ELECTION OF DIRECTORS

     Dr. Shah, Mr. Dixon and Dr. Kapoor were elected to the board under a stockholder agreement. Under the terms of this agreement, the board of directors was set at three members. In addition, Kapoor-Pharma Investments has the right to elect two directors, and Dr. Shah, Mr. Dixon and Mr. Hauck have the right to elect one director by majority vote. This agreement will terminate upon completion of this offering.

     Our board of directors increased the number of directors from three to five in January 2000. Pursuant to our bylaws, the board filled the two vacancies created by the increase by appointing Jon S. Saxe and John E. Robson as directors.

BOARD COMPOSITION

     Pursuant to our Restated Certificate of Incorporation, the board of directors is divided into three classes of directors:

     - Class A, whose term will expire at the annual meeting of stockholders to be held in the year 2000;

     - Class B, whose term will expire at the annual meeting of stockholders to be held in the year 2001;

     - Class C, whose term will expire at the annual meeting of stockholders to be held in the year 2002.

     John N. Kapoor is a Class A director. Mahendra G. Shah and Jon S. Saxe are Class B directors. R. Brent Dixon and John E. Robson are Class C directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of the Company's stockholders.

     A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the company by a proxy contest since a third party would be required to have its nominees elected at two separate meetings of the board of directors in order to elect a majority of the members of the board.

BOARD COMMITTEES

     The board of directors has formed an audit committee to review the results and scope of the audit of our annual financial statements, to discuss various matters with the auditors, to receive statements from the auditors and to make recommendations to the board of directors regarding the inclusion of audited financial statements in our annual reports. The current members of our audit committee are Jon S. Saxe and John E. Kapoor.

     The board of directors has also formed a compensation committee to recommend salaries and incentive compensation for executive officers and to administer our stock plan. The members of the compensation committee are Jon S. Saxe and John E. Robson.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDE PARTICIPATION

     In January 2000, our board of directors established a compensation committee. Messrs. Robson and Saxe serve as members of the compensation committee. For the year ended December 31, 1999, the entire board of directors determined executive compensation. Two members of our board of directors, Mahendra G. Shah and R. Brent Dixon, are also employees. Dr. Shah has participated in certain transactions with us in the past. See "Certain Relationships and Related Transactions."

DIRECTOR COMPENSATION


     We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. Each director who is not an employee also receives a fee of $12,000 per year and $1,000 for each board meeting attended. Each director who is not an employee and not affiliated with a greater than 10% stockholder receives options to purchase shares of our common stock upon election to the board.


SCIENTIFIC ADVISORY BOARD

     We have engaged a scientific and medical advisor to advise us on issues related to specific pharmaceutical products. The current advisor is an expert in clinical development, medical sciences and drug development. We plan to add additional members with different expertise to support our growth. In certain cases, this advisor has agreed to be available for consultation for a specified number of days each year, but he may consult and meet informally with us on a more frequent basis. Our current scientific and medical advisor may have other commitments that may limit his availability to us. Our scientific advisory board consists of the following individual:

     Nelson L. Levy, M.D., Ph.D., is currently the Chief Executive Officer of the CoreTechs Corporation, which implements a unique paradigm of technology transfer and which starts science-based companies. He was previously President of Fujisawa Pharmaceutical Company, where he refocused and revitalized the sales and marketing organizations, in-licensed two major pharmaceuticals and filed an NDA for FK-506 (Prograf), Fujisawa's leading product. From 1981 to 1984, he was the Vice President for Pharmaceutical Research at Abbott Laboratories. He is on the board of directors of two public and three private companies and on the scientific advisory boards of three other companies, two of which are publicly traded. He is a Summa Cum Laude graduate of Yale University, received his M.D. degree from the Columbia College of Physicians and Surgeons and a Ph.D. degree in Immunology from Duke University.

EXECUTIVE COMPENSATION

     The following table sets forth summary information concerning the compensation awarded to or earned by our chief executive officer and by each of our four other most highly compensated executive officers (the "Named Executive Officers") who earned in excess of $100,000 in cash compensation during the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL               LONG-TERM
                                             COMPENSATION       COMPENSATION AWARDS
                                          ------------------   ----------------------   ALL OTHER
                                                                       SHARES            COMPEN-
NAME AND PRINCIPAL POSITION                SALARY     BONUS      UNDERLYING OPTIONS     SATION(1)
---------------------------               --------   -------   ----------------------   ---------
Mahendra G. Shah, Ph.D.(1)..............
  Chairman and Chief Executive
     Officer............................  $  --      $55,200          300,000            $   --
R. Brent Dixon
  President and Director................   100,000    27,600           60,000             1,634(2)
Balaji Venkataraman
  Vice President and Chief Financial
     Officer............................    93,400    21,250          200,000                24(3)
Gregory P. Hauck
  Vice President, Developed Products....    89,000    20,000           50,000               624(4)
Robert D. Godfrey, Jr.
  Vice President, Sales.................    85,950    20,000           70,000             2,024(5)

------------

(1) Dr. Shah did not receive a salary in 1999.

(2) Represents $1,610 contributed under the 401(k) plan and $24 for term life insurance premiums.

(3) Represents $24 for term life insurance premiums.

(4) Represents $600 contributed under the 401(k) plan and $24 for term life insurance premiums.

(5) Represents $2,000 contributed under the 401(k) plan and $24 for term life insurance premiums.

STOCK OPTION GRANTS

     The following tables show for the year ended December 31, 1999, information regarding options granted to, and held at year end by, the Named Executive Officers.

     Amounts reported in the potential realizable value column below are hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, calculated by assuming that the stock price on the date of grant as determined by the board of directors appreciates at the indicated annual rate compounded annually for the entire term of the option (10 years). The 0% annual rate of appreciation shows the value at the grant date based upon the stated market price of the stock on the date of grant. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price.

                       OPTION GRANTS IN FISCAL YEAR 1999

                                                    INDIVIDUAL GRANTS
                           --------------------------------------------------------------------     POTENTIAL REALIZABLE VALUE OF
                           NUMBER OF    PERCENTAGE OF                                                  ASSUMED ANNUAL RATES OF
                           SECURITIES   TOTAL OPTIONS                 MARKET                           STOCK PRICE APPRECIATION
                           UNDERLYING     GRANTED TO     EXERCISE    PRICE ON                              FOR OPTION TERM
                            OPTIONS      EMPLOYEES IN    PRICE PER   DATE OF                      ----------------------------------
NAME                        GRANTED     FISCAL YEAR(1)     SHARE      GRANT     EXPIRATION DATE      0%          5%          10%
----                       ----------   --------------   ---------   --------   ---------------   --------   ----------   ----------
Mahendra G. Shah,
  Ph.D...................   25,000(2)         3.2%         $2.50      $3.08           3/17/09     $ 14,500   $   62,925   $  137,218
                           275,000(3)        35.0           2.65       4.48          10/22/09      503,250    1,278,048    2,466,741
R. Brent Dixon...........   60,000(4)         7.6           2.50       3.08           3/17/09       34,800      151,020      329,324
Balaji Venkataraman......   40,000(5)         5.1           1.88       4.48            9/1/09      104,000      216,698      389,599
                            60,000(3)         7.6           1.88       4.48          10/22/09      156,000      325,047      584,398
                           100,000(3)        12.7           2.65       4.48          10/22/09      183,000      464,745      896,997
Robert D. Godfrey, Jr....   20,000(4)         2.5           2.50       3.08           3/17/09       11,600       50,340      109,775
                            50,000(3)         6.4           2.65       4.48          10/22/09       91,500      232,372      448,498
Gregory P. Hauck.........   50,000(4)         6.4           2.50       3.08           3/17/09       29,000      125,850      274,436

------------

(1) In 1999, options to purchase a total of 785,500 shares of common stock were granted.

(2) The option holder may exercise the option to purchase 25% of these shares of common stock on March 17, 1999 and an additional 25% per year on the next three anniversaries thereof.

(3) The option holder may exercise the option to purchase 25% of these shares of common stock on October 22, 2000 and an additional 25% per year on the next three anniversaries thereof.

(4) The option holder may exercise the option to purchase 25% of these shares of common stock on March 17, 2000 and an additional 25% per year on the next three anniversaries thereof.

(5) The option holder may exercise the option to purchase 25% of these shares of common stock on September 1, 1999 and an additional 25% per year on the next three anniversaries thereof.

     None of our Named Executive Officers exercised stock options in the fiscal year ended December 31, 1999. The following table sets forth information concerning the number and value of unexercised options held by each of our Named Executive Officers on December 31, 1999. There was no public market for our common stock as of December 31, 1999. Accordingly, the fair market value on December 31, 1999 is based on an assumed initial public offering price of $13.00 per share. This valuation at December 31, 1999 does not represent the actual value of our stock at December 31, 1999.

     AGGREGATED OPTION EXERCISES IN FISCAL 1999 AND YEAR-END OPTION VALUES

                                                       NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                    UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                                     OPTIONS AT YEAR ENDED              YEAR ENDED
                                                       DECEMBER 31, 1999             DECEMBER 31, 1999
                                                  ---------------------------   ---------------------------
NAME                                              EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                              -----------   -------------   -----------   -------------
Mahendra G. Shah, Ph.D..........................    106,250        293,750      $1,303,125     $3,043,125
R. Brent Dixon..................................    265,000        135,000       3,309,375      1,558,125
Balaji Venkataraman.............................     10,000        190,000         111,200      2,035,800
Robert D. Godfrey, Jr...........................     35,000        115,000         414,375      1,228,125
Gregory P. Hauck................................    265,000        125,000       3,309,375      1,453,125

EXECUTIVE OFFICERS EMPLOYMENT AGREEMENTS

     On January 1, 2000, we entered into employment agreements with Mahendra G. Shah, Ph.D., R. Brent Dixon, Balaji Venkataraman, Robert D. Godfrey, Jr., Gregory P. Hauck and William G. Campbell. These employment agreements may be terminated by us with or without cause. The officers may terminate employment upon sixty days written notice to us. Upon termination of Messrs. Shah, Dixon and Venkataraman's employment without cause, as defined in the agreement, each officer will be entitled to receive his salary for twelve months following termination, a lump sum equal to 100% of the bonus he received the preceding calendar year, if any, continued health insurance coverage substantially equivalent to that provided to the officer prior to termination for twelve months following termination, a car allowance for twelve months following termination, and all of the officer's unvested options will immediately vest and become exercisable.

     Upon termination of Messrs. Godfrey, Hauck and Campbell's employment without cause, each officer will be entitled to receive his salary for six months following termination, a lump sum equal to 50% of the bonus he received the preceding calendar year, if any, continued health insurance coverage substantially equivalent to that provided to the officer prior to termination for six months following termination, a car allowance for six months following termination and all of the officer's unvested options will immediately vest and become exercisable.

     Upon termination by us for cause, termination in the event of death or termination by the officer, each officer or his estate is entitled to receive all accrued but unpaid salary as of the date of termination. Upon any termination of these agreements, each officer or his estate will have 120 days from the date of termination to exercise any vested options.

     These employment agreements provide for a base salary of $110,000 for Dr. Shah, $102,000 for Mr. Dixon, $95,000 for Mr. Venkataraman, $90,000 for Mr. Godfrey, $85,000 for Mr. Hauck and $80,000 for Mr. Campbell. In addition, these employment agreements entitle each executive officer to receive a bonus based on the percentage of his salary, if we and/or the officer meets certain performance goals to be established by the board of directors each year. The compensation committee will review the performance goals and determine whether or not we and/or the executive have achieved the performance goals based on our financial statements. The board retains the right to award additional compensation to each officer based on the officer's contributions to the company.

     The agreements provide that in the event of a change of control, as defined in the agreements, all options become fully vested and immediately exercisable.

     The employment agreements restrict each officer from engaging in or having any financial interest in a business that is in competition with our business during that officer's employment with the company and for thirty-six months following termination of employment. A business is in competition with us if it involves research and development work involving products that we market at the time of termination or that were under study by us at that time and were expected to be marketed within six months. This provision does not prevent the officers from investing in a publicly held company, provided that the officer's beneficial ownership of securities does not exceed 5% of the outstanding class of the publicly held company's securities. The employment agreements also restrict each officer from soliciting our suppliers, customers or clients for thirty-six months after employment. This provision does not prohibit an officer from soliciting wholesale customers, managed care agencies, scientific or computer consultants, lawyers or manufacturers as long as manufacturers have excess capacity. The employment agreements also prohibit each officer from soliciting, employing or engaging any of our employees or affiliates for thirty-six months following employment. The employment agreements prohibit each officer from disclosing any of our trade secrets, confidential information or ideas that the officer may have acquired or developed relating to our business for twelve months following employment.

EMPLOYEE BENEFIT PLANS

     1997 Non-Qualified Stock Option Plan


     Our 1997 Non-Qualified Stock Option Plan, as amended, was adopted by our board of directors and approved by our stockholders June 18, 1997. The 1997 plan authorizes the issuance of up to 4,000,000 shares of our common stock. Currently, options to purchase an aggregate of 1,795,000 shares of our common stock at a weighted average exercise price of $1.69 per share are outstanding under the 1997 plan. Upon the closing of this offering, no additional grants of stock options will be made under this 1997 plan.


     Options granted under the plan are not transferable by the optionee except by will or by the laws of descent and distribution. Options will become immediately exercisable in the event of a change of control if the surviving company does not assume the options granted under the plan.

     The 2000 Stock Plan

     Our board of directors and stockholders approved the 2000 Stock Plan in February 2000. This plan provides for the granting of:

     - incentive stock options under the Internal Revenue Code of 1986;

     - options that do not qualify as incentive stock options;

     - stock awards or stock bonuses; and

     - sales of stock.

     The 2000 Stock Plan provides for the grants of these options and other awards to officers, directors, full and part-time employees, advisors and consultants. Only full-time employees may receive incentive stock options. We have reserved 2,000,000 shares of common stock for issuance under the 2000 Stock Plan. Our compensation committee administers the 2000 Stock Plan and has the sole authority to determine:

     - the meaning and application of the terms of the plan and all grant agreements;

     - the persons to whom option or stock grants are made;

     - the nature and amount of option or stock grants;

     - the price to be paid upon exercise of each option;

     - the period within which options may be exercised;

     - the restrictions on stock awards; and

     - the other terms and conditions of awards.

     In order to meet one of the requirements of Section 162(m) of the Internal Revenue Code, the 2000 Stock Plan limits to 500,000 the number of shares that may be covered by grants to any single person in any one calendar year.

     The exercise price per share for incentive stock options cannot be less than the fair market value of our common stock on the date of the grant. If a recipient owns more than 10% of our common stock, incentive stock options granted to that recipient must have an exercise price of not less than 110% of the fair market value of our common stock on the grant date.

Determinations of fair market value are made in accordance with the plan. The compensation committee has the authority to determine the exercise price for non-qualified stock options.

     The compensation committee has the authority to determine the term of each option. However, the term of stock options may not exceed 10 years from the date of grant. In the case of an incentive option granted to an owner of more than 10% of our common stock, the term may not exceed five years from the date of grant.

     Generally, the recipient of an option may exercise it only while employed by us, except that a recipient may exercise vested options for 60 days after termination of employment or such later date as set forth in the grant agreement, a recipient may exercise vested options for twelve months following disability, and if a recipient dies while employed by us, his or her estate, heirs or beneficiaries may exercise vested options held by the recipient within twelve months following the date of death. The plan also provides for the acceleration of vesting and exercisability of options and vesting of stock awards if we are subject to a change of control.

     The compensation committee has the authority to award stock under the plan as stock bonuses. In addition, the compensation committee may issue stock under the plan for consideration, including promissory notes and services. The compensation committee also has the authority to determine the terms, conditions and restrictions of stock awards and sales of stock, which may include restrictions on transferability, voting, repurchase by us and forfeiture of shares. If shares of the stock are subject to forfeiture, we will retain all dividends or other distributions paid on the stock until the shares are no longer subject to forfeiture, at which time we will pay all accumulated amounts to the recipient. Unless otherwise determined by the compensation committee, shares awarded as a stock bonus to an officer or director may not be sold until six months after the date of the award. All shares relating to stock awards or stock sales are counted against the aggregate number of shares available for granting awards under the 2000 Stock Plan.

     If a stock split, stock dividend, consolidations, recapitalizations, reorganizations or similar event occurs, we will make proportional adjustments to the number of shares of common stock reserved for issuance under the 2000 Stock Plan and issuable under outstanding options and adjustments to the exercise prices of outstanding options.

     Awards under the plan are not transferable except by will or the laws of descent and distribution. The 2000 Stock Plan will terminate in February, 2010, and we may not grant awards under it after termination. Our board of directors may amend, alter or discontinue the plan at any time, provided that we must obtain shareholder approval for any change that would increase the number of shares reserved for issuance or would change the class of persons eligible to receive grants. In addition, the board may not amend the plan to:

     - fix the exercise price per share for incentive stock options at less than 100% of the fair market value of a share of common stock on the date of grant;

     - extend the expiration date of the plan;

     - extend the maximum period of ten years during which holders may exercise options; or

     - materially increase the benefits to participants under the plan.

     In no event may the board or shareholders amend the plan, alter or impair the rights of an existing recipient without their consent.

     As a condition to the exercise of an option, the vesting or award of a stock bonus or the vesting or sale of stock, we may require the recipient to pay over to us all applicable federal, state and local taxes that we must withhold. At the discretion of the compensation committee and upon the request of a recipient, the withholding tax requirements may be satisfied by withholding shares of stock otherwise issuable to the recipient.


     The board of directors approved the grant of options, subject to completion of this offering, to purchase 177,950 shares at an exercise price per share equal to the public offering price per share in this offering. These options will be issued upon completion of this offering. Following this grant, there will be 1,822,050 shares available for future option grants under the 2000 Stock Plan.


     Employee Stock Purchase Plan

     Our employee stock purchase plan was adopted in February 2000 and is intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the Internal Revenue Code. We have reserved 500,000 shares of common stock for the stock purchase plan. In order to participate in the stock purchase plan, employees must meet eligibility requirements, including length of employment. At present participating employees will be able to direct us to make payroll deductions of up to 7% of their regular compensation during an offering period for the purchase of shares of our common stock. Each offering period will be six months, with the first offering period beginning on the later of July 1, 2000 or the effective date of the registration statement for the plan. The stock purchase plan will provide participating employees with the right, subject to specific limitations, to purchase our common stock at a price equal to 85% of the lesser of the fair market value of our common stock on the first or last day of the offering period. The stock purchase plan will terminate on December 31, 2010. The board of directors has the authority to amend, suspend or discontinue the stock purchase plan as long as the change will not adversely affect participants without their consent and as long as we receive any shareholder approval required by law.


     401(k) Profit Sharing Plan


     We have established a tax-qualified employee savings and retirement plan for all of our employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under the 401(k) plan, employees may elect to reduce their current compensation by up to 15% or the statutory dollar limit, whichever is less, and have us contribute the amount of this reduction to the 401(k) plan. In addition, we match a percentage of an employee's contribution that we establish from time to time. Each employee is fully vested in his or her salary contributions and our matching contributions vest over six years.

     We intend for the 401(k) plan to qualify under Section 401 of the Code so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. Our contributions, if any, will be deducted by us when made.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Officers and Directors

     Mahendra G. Shah, Ph.D., our Chairman and Chief Executive Officer, is the Vice President of EJ Financial Enterprises, Inc. John N. Kapoor, Ph.D., one of our directors, is President and sole shareholder of EJ Financial. EJ Financial is the Managing General Partner of Kapoor-Pharma Investments, L.P. which beneficially owns 76% of our Common Stock.

     John E. Robson, one of our directors, is a Senior Advisor of Robertson Stephens, which is acting as one of the representatives of underwriters for this offering.

Collaboration Agreement


     In 1998, we entered into a collaboration agreement with Inpharmakon Corporation under which we acquired rights to the proprietary information for our migraine product FHPC 01 currently under development. Under the agreement, we must develop a workable once-a-day formulation for the drug, conduct clinical trials, file for and obtain regulatory approval, and begin commercial sales of the product within prescribed times. If we do not reach specified milestones on a timely basis, Inpharmakon may terminate the agreement. We must also pay up to an aggregate of $700,000 in non-refundable fees at various developmental milestones through and including regulatory approval of the product, and, in the event of commercial sales of the product, we must pay royalties at rates which we believe are within industry customary ranges. If we elect to sell the business opportunity to a third party, we must share the proceeds of the sale with Inpharmakon. We paid $200,000 and $1,352 to Inpharmakon in 1998 and 1999, respectively, under this agreement. The agreement expires on October 31, 2008 with automatic five-year renewals thereafter. The terms of this agreement were negotiated at arms' length by management, and we believe the terms are fair to us. The John N. Kapoor Trust, dated September 30, 1989 (the "Trust") owns 50% of the shares of Inpharmakon Corporation. John N. Kapoor is Trustee of the Trust, and the Trust is a partner of Kapoor-Pharma Investments. In addition, Dr. Shah is a director of Inpharmakon Corporation and owns options to purchase 25,000 shares of Inpharmakon.


Packaging Agreement


     In 1997, we entered into a packaging agreement with Diversified Healthcare Services, Inc., under which we agreed to exclusively use Diversified Healthcare to package samples of our Defen-LA, Mescolor, Protuss-DM and Zebutal products. Under this agreement, Diversified Healthcare has the right to provide exclusive packaging services for these products. We paid $83,000, $132,152 and $282,493 to Diversified Healthcare in 1997, 1998 and 1999, respectively, under this agreement. The term of this agreement is three years, with automatic yearly renewals unless terminated by either party. The terms of this agreement were negotiated at arm's length by management, and we believe the terms are fair to us. Warren Hauck, Chief Executive Officer of Diversified Healthcare, is the father of Gregory P. Hauck, our Vice President of Developed Products, and Daniel
C. Hauck, who currently owns 5.6% of our common stock. Steven Hauck, the President of Diversified Healthcare, is the brother of Gregory and Daniel Hauck.

Non-compete Agreements


     In 1996, we entered into two agreements with Crabapple Enterprises, Inc., a prior and potential competitor, under which Crabapple agreed not to market products that compete with our Protuss, Protuss-D and Zoto-HC products. We paid $91,000, $159,902 and $162,768 to Crabapple in 1997, 1998 and 1999,
respectively, under these agreements. These agreements require us to pay royalties on sales of these products at rates which we believe are within industry customary standards. The term of the agreement for Protuss and Protuss-D is seven years with an option to renew for an additional five years. The term of the agreement for Zoto-HC is ten years with an option to renew for an additional five years. Crabapple may cancel these agreements if minimum royalty amounts are not paid. The terms of these agreements were negotiated at arm's length by management, and we believe the terms are fair to us. Warren Hauck, Chief Executive Officer of Crabapple, and Mary Hauck, Secretary of Crabapple, are the parents of Gregory and Daniel Hauck.


  Conversion of Notes into Common Stock

     On January 11, 1999, Kapoor-Pharma Investments loaned us $1,600,000 at an interest rate of 2% over the prime rate. In December, 1999, we converted principal and $144,984 of accrued interest into 558,395 shares of common stock pursuant to the terms of the loan agreement. We used this loan to acquire the Robinul product line.

     During 1997, we converted $385,000 in loans from Kamal R. Kapoor plus $124,363 accrued interest into 814,978 shares of our common stock at a conversion rate of $0.625 per share. Kamal Kapoor is John N. Kapoor's brother.

     During 1997, we converted $150,000 in loans from the Trust plus $3,345 accrued interest into 245,352 shares of common stock at a conversion rate of $0.625 per share.

     During 1997, we converted $100,000 in loans from EJ Financial Enterprises plus $25,575 accrued interest into 200,918 shares of common stock at a conversion rate of $0.625 per share.

  Sale of Common Stock

     On January 27, 1997, we issued 320,000 shares of common stock to the Trust for $200,000 or $0.625 per share.

     On June 30, 1997, we issued 560,000 shares of common stock to Kapoor-Pharma Investments for $350,000 or $0.625 per share.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock and as adjusted to reflect the sale of the shares of common stock in this offering, by:

     - each person or entity we know to own beneficially more than 5% of our common stock;

     - each of our directors;

     - each of the Named Executive Officers; and

     - all directors and executive officers as a group.

     Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares voting and/or investment power with his or her spouse, with respect to all shares of capital stock listed as owned by that person or entity. Except as otherwise noted below, the address of each person listed below is our address.

     The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission and assumes the underwriters do not exercise their over-allotment option. the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days of the date of this prospectus through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.


                                                                         PERCENTAGE OF
                                                                      SHARES BENEFICIALLY
                                                                             OWNED
                                           NUMBER OF SHARES     --------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER      BENEFICIALLY OWNED    BEFORE OFFERING   AFTER OFFERING
------------------------------------      -------------------   ---------------   --------------
5% STOCKHOLDERS
Kapoor-Pharma Investments, L.P.(1)
  225 E. Deerpath, Suite 250
  Lake Forest, IL 60045.................       6,487,583             76.0%             52.6%
Daniel C. Hauck(2)......................         480,000              5.6               3.9
  842 Gable Gate Turn
  Roswell, GA 30076
DIRECTORS AND NAMED EXECUTIVE OFFICERS
John N. Kapoor, Ph.D.(1)................       6,487,583             76.0              52.6
R. Brent Dixon(3).......................         785,000              8.9               6.2
Gregory P. Hauck(4).....................         782,500              8.9               6.2
Mahendra G. Shah, Ph.D.(5)..............         424,560              4.9               3.4
Robert D. Godfrey, Jr.(6)...............          55,000                *                 *
Balaji Venkataraman(7)..................          10,000                *                 *
John E. Robson..........................              --               --                --
Jon S. Saxe.............................              --               --                --
All directors and executive officers as
  a group (9 persons)(8)................       8,549,643             91.6              65.1


------------

 *  Represents less than 1%.

(1) John N. Kapoor, Ph.D., one of our directors, is the president and sole stockholder of the managing general partner of Kapoor-Pharma Investments, L.P. In such capacity, Mr. Kapoor has the authority to vote and dispose of the shares owned by Kapoor-Pharma Investments and is therefore deemed the beneficial owner of those shares.

(2) Includes 240,000 shares owned through Gable Gate Enterprises, LLP, a family limited partnership of which Mr. Hauck is the general partner.



(3) Includes 305,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.



(4) Includes 302,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days.



(5) Includes 112,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days. Also includes 10,000 shares that Dr. Shah owns as custodian for his daughter that he may be deemed to beneficially own.



(6) Includes 55,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.



(7) Includes 10,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.



(8) Includes 790,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 40,000,000 shares of common stock, par value $.001, and 1,000,000 shares of preferred stock, par value $.001. Upon the closing of this offering, there will be 12,339,643 shares of common stock outstanding assuming that the underwriters do not exercise their over-allotment right, and no shares of preferred stock outstanding.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The holders of common stock have no cumulative voting rights with respect to the election of directors or any other matter.

     Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the board of directors may from time to time determine.

     Upon the liquidation, dissolution, distribution of assets or winding up of the company, holders of common stock are entitled to share ratably, in proportion to the number of shares of common stock held, all the assets remaining after distribution of the full preferential amounts due to the holders of the outstanding shares of preferred stock, if any.

     Holders of common stock are not entitled to preemptive rights or rights to covert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Under our Restated Certificate of Incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company, which could have a depressive effect on the market price of our common stock. We have no present plan to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER PROVISIONS

     We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder unless:

     - Prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - Upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - On or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - Any merger or consolidation involving the corporation and the interested stockholder;

     - Any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     - Subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - The receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

CHARTER AND BYLAWS ANTI-TAKEOVER PROVISIONS

     Pursuant to our Restated Certificate of Incorporation, the board of directors is divided into three classes of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of stockholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the company by a proxy contest since a third party would be required to have its nominees elected at two separate meetings of the board of directors in order to elect a majority of the member of the board. A director may be removed only for cause and requires a vote of at least two-thirds of the shares entitled to vote for election of directors.

     In addition, our Restated Certificate of Incorporation also provides that amendment of our bylaws by shareholders requires a vote of at least two-thirds of the shares entitled to vote for the election of directors. This supermajority restriction makes it more difficult for stockholders to require an amendment of the bylaws and enhances the board's power with respect to matters of corporate governance that are governed by the bylaws.

     Our bylaws establish an advance notice procedure for stockholders to bring matters before stockholder meetings, including proposed nominations of persons for election to the board of directors and bringing business matters or stockholder proposals before a meeting. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting, nominations or proposals brought before the meeting by or at the direction of the board of directors, and nominations or proposals by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of his or her intention to bring that nomination or proposal before the meeting.

     The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of our company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our Restated Certificate of Incorporation contains certain provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for any acts under Section 174 of the Delaware General Corporation Law;
       or

     - for any transaction from which the director derives an improper personal benefit.

     These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

     In addition, our Restated Certificate of Incorporation and Bylaws provide the directors and executive officers indemnification protection to the fullest extent permitted by Delaware law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors and officers. Our Bylaws permit us to enter into agreements providing to each officer or director indemnification rights substantially similar to those set forth in the Bylaws and such agreements are expected to be entered into by each member of our board of directors and each of our executive officers. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by our Bylaws, it provides greater assurances to directors and executive officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the board of directors or by the stockholders to eliminate the rights it provides.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is LaSalle Bank N.A., Chicago, Illinois.

LISTING

     We have applied to have First Horizon common stock quoted on the Nasdaq National Market under the symbol "FHRX."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of shares of First Horizon. In addition, since no shares outstanding prior to this offering will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale as described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of shares of First Horizon and our ability to raise equity capital in the future.


     Upon completion of this offering, we will have outstanding an aggregate of 12,339,643 shares of common stock, assuming no exercise of the underwriters' over-allotment option and excluding 1,795,000 shares issuable upon exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 8,539,643 shares of common stock currently outstanding and 1,795,000 shares issuable upon the exercise of outstanding options are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.



     Beginning either on the date of this prospectus or 90 days after the date of this prospectus, all 8,539,643 shares currently outstanding and 1,795,000 shares issuable upon the exercise of outstanding options will become eligible for sale in the public market under Rule 144(k), Rule 144 or Rule 701. All but 100,000 of the shares currently outstanding are subject to lock-up agreements. All 1,795,000 shares issuable upon the exercise of outstanding options are subject to lock-up agreements. These lock-up agreements provide that the stockholders will not sell or otherwise dispose of any shares of common stock without the prior written consent of FleetBoston Robertson Stephens Inc. for a period of 180 days from the date our shares commence trading on the Nasdaq National Market. FleetBoston Robertson Stephens Inc. may release all or any portion of the securities subject to the lock-up agreements without notice. See "Underwriting."


  Rule 144

     Under Rule 144, beginning 90 days after the date the registration statement of which this prospectus is a part is declared effective, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, which generally includes the holding period of any prior owner other than an affiliate, would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the outstanding shares of our common stock then outstanding, which will equal approximately 123,396 shares immediately after this offering; or

     - The average weekly trading volume of First Horizon's common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the company.

  Rule 144(k)

     Under Rule 144(k), a person who was not an affiliate of the company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, which generally includes the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 701

     In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than affiliates, who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell such shares beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with the Rule 144 holding period requirements.

     We intend to file a registration statement under the Securities Act covering the 2,000,000 shares of common stock reserved for issuance under our 2000 Stock Plan following completion of this offering. Thereafter, shares that are issued under the plan will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market.

                                  UNDERWRITING


     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc. and FleetBoston Robertson Stephens International Limited, Banc of America Securities LLC, and Chase Securities Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.





                                                              NUMBER OF
                                                               SHARES
                                                              ---------
U.S. UNDERWRITERS
FleetBoston, Robertson Stephens Inc.........................
Banc of America Securities LLC..............................
Chase Securities Inc........................................
INTERNATIONAL UNDERWRITERS
FleetBoston Robertson Stephens International Limited........
Banc of America Securities LLC..............................
Chase Securities Inc........................................
                                                               -------
          Total.............................................
                                                               =======


     The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $          per share, of which $          may be
reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

     Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus has been determined through negotiations among the representatives and us. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

     The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

  Over-Allotment Option

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 570,000 additional shares of common stock, to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the additional 570,000 shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table summarizes the compensation to be paid to the underwriters by us:

                                                                     TOTAL
                                                             ---------------------
                                                              WITHOUT      WITH
                                                               OVER-       OVER-
                                                 PER SHARE   ALLOTMENT   ALLOTMENT
                                                 ---------   ---------   ---------
Underwriting Discounts and Commissions payable
  by First Horizon.............................    $           $           $

     We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be
approximately $          .

  Indemnity

     The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

  Lock-Up Agreements

     Each executive officer and director of First Horizon and substantially all other holders of our securities have agreed during the period of 180 days after the effective date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

     In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

  Listing

     We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "FHRX."

  Stabilization

     The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  Directed Share Program

     The underwriters have reserved up to 5% of the common stock to be issued by us and offered for sale in this offering, at the initial public offering price, to directors, officers, employees, business associates and persons otherwise connected to First Horizon. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering.

                                 LEGAL MATTERS

     The validity of the shares of common stock that we are offering will be passed upon for us by Arnall Golden & Gregory, LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP.

                                    EXPERTS


     The audited financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule filed with it. We have omitted certain items in accordance with the rules and regulations of the Commission. For further information with respect to our business and the common stock we are offering, please see the registration statement and the exhibits and schedule filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may inspect a copy of the registration statement, and the exhibits and schedule filed with it, without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and you can obtain copies of all or any part of the registration statement from these offices upon the payment of the fees prescribed by the Commission. You can obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. We have electronically filed the registration statement, including all exhibits and schedule filed with it, with the Commission.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Stockholders' Equity..........................   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To First Horizon Pharmaceutical Corporation:

     We have audited the accompanying balance sheets of FIRST HORIZON PHARMACEUTICAL CORPORATION (formerly Horizon Pharmaceutical Corporation, a Delaware corporation) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Horizon Pharmaceutical Corporation as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 17, 2000

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                                 BALANCE SHEETS


                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998         1999
                                                              ----------   -----------
                           ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  425,023   $   219,688
  Accounts receivable, net of allowance for doubtful
     accounts and discounts of $35,395 and $55,783 for 1998
     and 1999, respectively.................................   1,147,248     2,900,623
  Inventories...............................................     402,397       798,615
  Samples and other prepaid expenses........................     470,382       553,614
  Deferred tax assets.......................................     146,931       550,780
                                                              ----------   -----------
          Total current assets..............................   2,591,981     5,023,320
                                                              ----------   -----------
Property and equipment, net.................................     305,247       422,096
Other Assets:
  Note receivable from related party........................      30,000        30,000
  Intangibles, net..........................................       5,873     5,602,328
                                                              ----------   -----------
          Total other assets................................      35,873     5,632,328
                                                              ----------   -----------
          Total assets......................................  $2,933,101   $11,077,744
                                                              ==========   ===========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $  553,318   $   794,088
  Accrued expenses..........................................     795,645     2,892,727
  Borrowings under revolving loan agreement.................     602,928       800,000
  Current portion of long-term debt.........................          --     1,270,389
                                                              ----------   -----------
          Total current liabilities.........................   1,951,891     5,757,204
                                                              ----------   -----------
Long-Term Liabilities:
  Long-term debt, net of current maturities.................          --     1,628,497
  Deferred tax liabilities..................................      25,080        76,479
                                                              ----------   -----------
          Total liabilities.................................   1,976,971     7,462,180
                                                              ----------   -----------
Commitments and Contingencies (Notes 1,5,6,8,10 and 11)
Stockholders' Equity:
  Preferred stock, 1,000,000 shares authorized and none
     outstanding............................................          --            --
  Common stock, $0.001 par value; 40,000,000 shares
     authorized; 7,981,248 and 8,539,643 shares issued and
     outstanding in 1998 and 1999, respectively.............       7,982         8,540
  Additional paid-in capital................................   2,615,434     5,788,220
  Deferred compensation.....................................           0    (1,284,374)
  Accumulated deficit.......................................  (1,667,286)     (896,822)
                                                              ----------   -----------
          Total stockholders' equity........................     956,130     3,615,564
                                                              ----------   -----------
          Total liabilities and stockholders' equity........  $2,933,101   $11,077,744
                                                              ==========   ===========


        The accompanying notes are an integral part of these balance sheets.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                            STATEMENTS OF OPERATIONS


                                                          YEAR ENDED DECEMBER 31,
                                                   -------------------------------------
                                                      1997         1998         1999
                                                   ----------   ----------   -----------
Net revenues.....................................  $5,557,700   $9,252,058   $18,624,514
Operating costs and expenses
  Cost of revenues...............................   1,136,691    1,903,054     3,140,416
  Selling, general and administrative expenses,
     excluding non-cash compensation expense.....   4,545,254    6,789,358    12,400,439
  Non-cash selling general and administrative
     expense.....................................     133,500           --       143,986
  Depreciation and amortization..................      30,273       35,225       424,274
  Research and development expense...............          --      255,000       860,350
                                                   ----------   ----------   -----------
          Total operating costs and expenses.....   5,845,718    8,982,637    16,969,465
                                                   ----------   ----------   -----------
Operating (loss) income..........................    (288,018)     269,421     1,655,049
                                                   ----------   ----------   -----------
Other income (expense):
  Interest expense...............................      (5,496)     (14,017)     (356,598)
  Interest income................................       2,909        4,383        11,950
  Other..........................................       3,629       (2,749)        8,059
                                                   ----------   ----------   -----------
          Total other income (expense)...........       1,042      (12,383)     (336,589)
                                                   ----------   ----------   -----------
Income before benefit (provision) for income
  taxes..........................................    (286,976)     257,038     1,318,460
Benefit (provision) for income taxes.............     106,530     (121,484)     (547,996)
                                                   ----------   ----------   -----------
Net (loss) income................................  $ (180,446)  $  135,554   $   770,464
                                                   ==========   ==========   ===========
Net (loss) income per common share:
  Basic..........................................  $    (0.02)  $     0.02   $      0.10
                                                   ==========   ==========   ===========
  Diluted........................................  $    (0.02)  $     0.02   $      0.09
                                                   ==========   ==========   ===========
Weighted average common shares outstanding:
  Basic..........................................   7,576,580    7,978,234     8,028,673
                                                   ==========   ==========   ===========
  Diluted........................................   7,576,580    8,584,329     8,975,493
                                                   ==========   ==========   ===========


        The accompanying notes are an integral part of these statements.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                    COMMON STOCK      ADDITIONAL
                                 ------------------    PAID-IN       DEFERRED     ACCUMULATED
                                  SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT       TOTAL
                                 ---------   ------   ----------   ------------   -----------   ----------
Balance, December 31, 1996.....  5,830,000  $5,830    $1,139,553   $        --   $(1,622,394)   $ (477,011)
  Conversion of debt to
    equity.....................  1,261,248   1,262       787,021            --            --       788,283
  Proceeds from sale of
    stock......................    880,000     880       549,120            --            --       550,000
  Deferred compensation........         --      --       133,500            --            --       133,500
  Net loss.....................         --      --            --            --      (180,446)     (180,446)
                                 ---------  ------     ---------    ----------    ----------     ---------
Balance, December 31, 1997.....  7,971,248   7,972     2,609,194            --    (1,802,840)      814,326
  Stock options exercised......     10,000      10         6,240            --            --         6,250
  Net income...................         --      --            --            --       135,554       135,554
                                 ---------  ------    ----------   -----------    ----------    ----------
Balance, December 31, 1998.....  7,981,248   7,982     2,615,434            --    (1,667,286)      956,130
  Conversion of debt to
    equity.....................    558,395     558     1,744,426            --            --     1,744,984
  Deferred compensation........         --      --     1,428,360    (1,284,374)           --       143,986
  Net income...................         --      --            --            --       770,464       770,464
                                 ---------  ------    ----------   -----------    ----------    ----------
Balance, December 31, 1999.....  8,539,643  $8,540    $5,788,220   $(1,284,374)   $ (896,822)   $3,615,564
                                 =========  ======    ==========   ===========    ==========    ==========

          The accompanying notes are an integral part of these statements.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                          YEAR ENDED DECEMBER 31,
                                                    -----------------------------------
                                                      1997        1998         1999
                                                    ---------   ---------   -----------
Cash flows from operating activities:
Net (loss) income.................................  $(180,446)  $ 135,554   $   770,464
Adjustments to reconcile net (loss) income to net
  cash (used in) provided by operating activities:
     Depreciation and amortization................     30,273      35,225       424,274
     Non-cash interest expenses...................         --          --       144,984
     Deferred tax provision.......................   (108,867)    102,000      (352,450)
     Non-cash compensation expense................    133,500          --       143,986
     Loss on disposal of equipment................         --       4,404
     Changes in assets and liabilities net of
       acquired assets and liabilities:
       Accounts receivable........................   (226,597)   (486,629)   (1,753,375)
       Inventories................................     35,309    (261,368)     (396,218)
       Samples and other prepaid expenses.........   (304,815)   (139,445)      (83,232)
       Note receivable from related party.........         --     (30,000)           --
       Accrued expenses...........................    153,621     446,429     1,763,019
       Accounts payable...........................    272,031      13,288       356,850
                                                    ---------   ---------   -----------
          Net cash (used in) provided by operating
             activities...........................   (195,991)   (180,542)    1,018,302
                                                    ---------   ---------   -----------
Cash flows from investing activities:
  Purchase of intangibles.........................        500          --    (4,000,000)
  Purchase of property and equipment..............   (121,272)   (208,464)     (185,709)
                                                    ---------   ---------   -----------
          Net cash used in investing activities...   (120,772)   (208,464)   (4,185,709)
Cash flows from financing activities:
  Proceeds from revolving loan agreement..........         --     563,013       197,072
  Proceeds from long-term debt....................         --          --     4,000,000
  Principal payments on long-term debt............    (19,457)         --    (1,235,000)
  Proceeds from issuance of common stock..........    550,000       6,250            --
                                                    ---------   ---------   -----------
          Net cash provided by financing
             activities...........................    530,543     569,263     2,962,072
                                                    ---------   ---------   -----------
Net change in cash and cash equivalents...........    213,780     180,257      (205,335)
Cash and cash equivalents, beginning of year......     30,986     244,766       425,023
                                                    ---------   ---------   -----------
Cash and cash equivalents, end of year............  $ 244,766   $ 425,023   $   219,688
                                                    =========   =========   ===========


        The accompanying notes are an integral part of these statements.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     First Horizon Pharmaceutical Corporation (formerly Horizon Pharmaceutical Corporation, the "Company") is an emerging pharmaceutical company that markets and sells brand name prescription drugs to high-prescribing primary care and select specialty physicians in the United States through their nationwide sales and marketing field force. The Company focuses on the treatment of chronic conditions, including cardiovascular diseases, respiratory and gastroenterological disorders, and pain and inflammation. The Company's strategy is to acquire and obtain licenses for pharmaceutical products that other companies do not actively market, and to increase sales through aggressive promotion and marketing. In addition, the Company seeks to maximize the value of their drugs by developing new patentable formulations, using new delivery methods and seeking regulatory approval for new indications.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

REVENUE RECOGNITION

     Revenues from product sales are recognized upon shipment to customers and are shown net of sales adjustments. Provisions for discounts, rebates to customers, returns, and other adjustments are provided in the same period that the related sales are recorded. Cost of revenues is comprised of purchased product costs.

ROYALTIES AND COMMISSION COSTS

     The Company pays royalties and commissions on the sale of certain products. These costs are included in selling general and administrative costs in the accompanying statement of operations. Total royalties and commission costs were $81,000, $194,000 and $620,000 for the years ending December 31, 1997, 1998 and
1999, respectively.

RESEARCH AND DEVELOPMENT

     Research and development expenses consist primarily of costs incurred to develop formulations, engage contract research organizations to conduct clinical studies, test products under development and engage medical and regulatory consultants. The Company expenses all research and development costs as incurred. Research and development costs were $0, $255,000 and $860,350 for the years ended December 31, 1997, 1998 and 1999, respectively.


RETURNS AND REBATE ALLOWANCES


     The Company provides all customers with a right of return within six months of the expiration date of the product, and as a result records a provision for returns at the time of sale. The Company is contractually obligated to pay rebates on the sale of certain prescription drugs.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

The reserve for returns and rebates is estimated based upon historical experience and other relevant information, in accordance with generally accepted accounting principles. There is no certainty that future returns and rebates will not exceed established reserves.

CASH AND CASH EQUIVALENTS

     The Company considers only those investments that are highly liquid, and readily convertible to cash with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 1998 or 1999.

CONCENTRATION OF CREDIT RISK

     The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors and retail pharmacy chains throughout the United States. Historically, the Company has not experienced significant credit losses on its accounts.

     The Company's five largest customers accounted for approximately 79% and 66% of account's receivable at December 31, 1998 and 1999, respectively.

     The following table represents a summary of sales to significant customers as a percentage of the Company's total revenues:

CUSTOMER                                                     1997   1998   1999
--------                                                     ----   ----   ----
McKesson HBOC, Inc.........................................   29%    29%    28%
Cardinal Health, Inc.......................................   28     28     19
Bergen Brunswig Corporation................................   12     12     10

     The Company relies on third-party suppliers to produce its products. The supply of a product whose sales comprised 24% of the Company's sales in 1999 is exclusively available through a single supplier.

     Two products accounted for 46%, 49% and 51% of the Company's sales in 1997, 1998 and 1999, respectively.

SEGMENT REPORTING

     The Company operates in a single segment, the sale and marketing of prescription drugs.

INVENTORIES

     Inventories consist of purchased pharmaceutical products and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

SAMPLES AND OTHER PREPAID EXPENSES

     Samples and other prepaid expenses primarily consist of product samples used in the sales and marketing efforts of the Company's products. Samples are expensed upon distribution.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Major improvements, which extend the lives of existing property and equipment, are capitalized. Depreciation is provided for on the straight-line basis over the estimated useful lives of the assets. Accelerated depreciation is used for income tax purposes. Expenditures for maintenance and repairs that do not extend the lives of the applicable assets are charged to expense as incurred.

     The estimated useful lives of the classes of assets generally are as follows:

Office equipment.......................................  Five to ten years
Furniture and fixtures.................................  Five to ten years
Computer hardware and software.........................  Three to seven years
Leasehold improvements.................................  Five years

     The components of property and equipment as of December 31, 1998 and 1999 are as follows:

                                                           1998       1999
                                                         --------   ---------
Office equipment.......................................  $ 36,583   $  42,315
Furniture and fixtures.................................    81,641     131,065
Computer hardware and software.........................   172,892     294,414
Leasehold improvements.................................    89,617      98,648
                                                         --------   ---------
                                                          380,733     566,442
Less accumulated depreciation and amortization.........   (75,486)   (144,346)
                                                         --------   ---------
          Property and equipment, net..................  $305,247   $ 422,096
                                                         ========   =========

     Depreciation and amortization expense related to property and equipment, for the years ended December 31, 1997, 1998, and 1999 was $29,924, $34,745, and $68,860, respectively.

     In the event that facts and circumstances indicate that the carrying amounts of property and equipment may be impaired, an evaluation of recoverability is performed using the estimated future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a write-down is required.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position, or "SOP," No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. The Company was required to implement SOP No. 98-1 for the year ending December 31, 1999. The adoption of SOP No. 98-1 had no impact to the financial condition or results of operations of the Company.

INTANGIBLE ASSETS

     The costs of obtaining patents and product licenses are capitalized and amortized on a straight-line basis over the estimated periods benefited by the asset (15 to 20 years). Amortization of such assets is included in depreciation and amortization expense in the accompanying financial statements. Amortization expense for the years ended December 31, 1997, 1998, and 1999 was $979, $480, and $269,326 respectively.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

     The Company continually reevaluates the propriety of the carrying amount of intangibles as well as the related amortization period to determine whether the current events and circumstances warrant adjustments to the carrying values and/or estimates of useful lives. This evaluation is performed using the estimated projected future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a write-down is required. To the extent such projections indicate that the undiscounted cash flows are not expected to be adequate to recover the carrying amounts, the assets are written down to fair value as determined by discounting future cash flows.

INCOME TAXES

     The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities using currently enacted tax rates.


ADVERTISING COSTS



     The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expenses were $46,188, $39,233, and $178,929 for the years ending December 31, 1997, 1998 and 1999 respectively.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's borrowings under its variable rate long-term debt agreements are recorded at cost, which approximates fair value.

EARNINGS PER SHARE

     As required by SFAS No. 128, "Earnings Per Share," the Company has presented basic and diluted earnings per common share amounts in the accompanying financial statements. Basic earnings per common share is calculated based on the weighted average common shares outstanding during the year, while diluted earnings per common share also gives effect to all potential dilutive stock equivalents during each year such as options, warrants, and contingently issuable shares. The Company incurred a net loss in 1997 and, as such, the weighted average number of common shares used for diluted earnings per common share does not consider the potential dilutive effect of such common stock equivalents as such consideration would have an antidilutive effect on earnings per common share.

     Below is the calculation of basic and diluted net (loss) income per common share:


                                                  YEAR ENDED DECEMBER 31,
                                           -------------------------------------
                                              1997         1998         1999
                                           ----------   ----------   -----------
Net (loss) income........................  $ (180,446)  $  135,554   $   770,464
                                           ==========   ==========   ===========
Weighted average common shares
  outstanding -- basic...................   7,576,580    7,978,234     8,028,673
Dilutive effect of stock options.........         N/A      606,095       946,820
                                           ----------   ----------   -----------
Weighted average common shares
  outstanding -- diluted.................   7,576,580    8,584,329     8,975,493
                                           ==========   ==========   ===========
Basic net (loss) income per share........  $    (0.02)  $     0.02   $      0.10
                                           ==========   ==========   ===========
Diluted net (loss) income per share......  $    (0.02)  $     0.02   $      0.09
                                           ==========   ==========   ===========

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the current year financial statement presentation.

RESTATED FINANCIAL STATEMENTS

     The financial statements for the period ending December 31, 1997 have been restated to reflect certain adjustments for accrued expenses net of taxes.

SUPPLEMENTAL CASH FLOW DISCLOSURES

     The Company purchased intangible assets for $4,000,000 in cash with an additional $1,800,000 financed by the seller. Pursuant to the acquisition, the Company also assumed estimated liabilities of $218,460 for returns of products shipped by the seller prior to the acquisition date in 1999.

     The Company issued 1,261,248 and 558,395 shares of common stock in the conversion of outstanding convertible debt (including accrued interest) totaling $788,283 and $1,744,984 and in 1997 and 1999, respectively.

                                                      YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                     1997    1998       1999
                                                     ----   -------   --------
Cash paid for taxes................................  $ --   $    --   $777,927
                                                     ====   =======   ========
Cash paid for interest.............................  $970   $10,855   $235,889
                                                     ====   =======   ========

NEW ACCOUNTING PRONOUNCEMENTS


     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company must adopt SFAS No. 133 for the year ending December 31, 2000. SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because the Company does not hold any derivative financial instruments and does not engage in hedging activities, adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial condition or results of operations.



     Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires additional disclosure and presentation of amounts comprising comprehensive income beyond net income. The Company had no comprehensive income amounts for the periods presented. As a result, the adoption had no impact on the Company's reporting under generally accepted accounting principles.


2.  REVOLVING LOAN AGREEMENT

     In May 1998, the Company entered into a revolving loan agreement with a bank under which the Company can borrow up to $1,000,000, subject to borrowing base limitations based

                    FIRST HORIZON PHARMACEUTICAL CORPORATION on eligible accounts receivable and inventory balances, as defined in the agreement. The revolving loan agreement was amended and restated on December 22, 1998 to provide for partial financing of a product acquisition through a term loan. Under the amended agreement, terms of the revolving loan facility provide for up to $2,500,000, subject to borrowing base limitations based on eligible accounts receivable and inventory, as defined in the agreement. Borrowings under the revolving loan facility bear interest at the bank's prime rate, and are due on January 31, 2001. At December 31, 1999, the outstanding balance under the revolving loan was $800,000 with an interest rate of 8.5%, and the Company had additional availability under the terms of the agreement of approximately $1,700,000. During January 2000, the loan agreement was amended and restated to provide for borrowings up to $3,500,000 through June 30, 2000, reverting back to $2,500,000 from June 30, 2000 to January 31, 2001. The revolving loan agreement contains certain restrictive covenants including, among other things, minimum EBITDA levels and debt to equity ratio. Any failure to comply with these requirements could have a material adverse effect on the Company's operations, unless waivers are obtained.

3.  LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 1998 and 1999:

                                                         1998        1999
                                                       --------   -----------
Term note payable (initial amount of $2,400,000) to a
  bank bearing interest at the lesser of Prime or
  LIBOR plus 2% (7.96% at December 31, 1999), with
  monthly payments of $40,000 plus accrued interest
  maturing in December 2001..........................  $     --   $ 1,840,000
Obligation to a seller of intangible assets payable
  in quarterly installments of $225,000 through
  February 2001, net of an unamortized discount of
  $52,850, using an interest rate of 8.75%...........        --     1,058,886
                                                       --------   -----------
                                                             --     2,898,886
Less current maturities..............................        --    (1,270,389)
                                                       --------   -----------
          Total......................................  $     --   $ 1,628,497
                                                       ========   ===========

     The term note payable contains certain restrictive covenants including, among other things, minimum EBITDA levels and debt to equity ratio. Any failure to comply with these requirements could have a material adverse effect on the Company's operations, unless waivers are obtained.

     Future maturities of long-term debt are $1,270,389 and $1,628,497 for the years ended December 31, 2000 and 2001, respectively.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

4.  ACCRUED EXPENSES

     Accrued expenses consists of the following:


                                                                DECEMBER 31,
                                                            ---------------------
                                                              1998        1999
                                                            --------   ----------
Employee compensation and benefits........................  $510,578   $  949,325
Customer return allowance.................................   140,000      272,423
Product rebates...........................................        --      851,248
Interest..................................................    15,028       64,011
Other.....................................................   130,039      755,720
                                                            --------   ----------
                                                            $795,645   $2,892,727
                                                            ========   ==========


5.  STOCKHOLDER'S EQUITY

     In 1998, the Company approved a four-for-one common stock split, thus increasing authorized common shares from 10 million to 40 million. All common stock information for all periods presented herein has been restated to give effect to this stock split.


     Through 1996, the Company borrowed $635,000 from related parties accruing interest at Prime plus 2%. During 1997, the Company issued 1,261,248 shares of common stock by converting the $635,000 of debt to shareholders, plus accrued interest of $153,283 to common stock at a rate of $0.625 per share, the then estimated fair market value. Additionally, the Company issued 880,000 shares of common stock at $0.625 per share in exchange for $550,000 in cash.


     In 1998, 10,000 shares of common stock were issued upon exercise of stock options at an exercise price of $0.625 per share.


     In December 1999, the Company issued 558,395 shares of common stock to the Company's majority stockholder upon the conversion of $1.6 million of convertible debt incurred in January 1999 for the purchase of a product license and accrued interest of $144,984 thereon to common stock. The shares were converted at a rate of $3.125 as stipulated in the applicable agreement. The original debt agreement stipulated an interest rate of Prime plus 2% (10.25% at the conversion date) with the full principal amount due by December 1, 2001.


     Under the Company's Restated Certificate of Incorporation the Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company, which could have a depressive effect on the market price of our common stock. The Company has no present plan to issue any shares of preferred stock. As of December 31, 1998 and 1999 there were no shares of preferred stock outstanding.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

6.  STOCK OPTIONS

     Pursuant to the Company's 1997 Non-Qualified Stock Option Plan (the "Plan"), the Board of Directors approved the issuance of options to purchase shares of common stock of the Company to various employees. Under the Plan, 4,000,000 shares (adjusted for the 1998 four-for-one stock split) of common stock were reserved for issuance. Vesting periods range from immediate to four years, and options granted generally expire seven years from the date of grant. All options also include accelerated vesting provisions in the event of a change in control, as defined in the Plan.

     The Company has granted stock options to officers, directors, and employees as follows:


                                                            NUMBER     WEIGHTED
                                                          OF SHARES    AVERAGE
                                                          SUBJECT TO   EXERCISE
                                                           OPTIONS      PRICE
                                                          ----------   --------
Outstanding at December 31, 1996........................         --        N/A
  Granted...............................................    870,000     $0.556
  Canceled..............................................         --        N/A
                                                          ---------
Outstanding at December 31, 1997........................    870,000      0.556
  Granted...............................................    122,000      1.875
  Canceled..............................................    (10,000)     1.375
  Exercised.............................................    (10,000)     0.625
                                                          ---------
Outstanding at December 31, 1998........................    972,000      0.712
  Granted...............................................    785,500      2.494
  Canceled..............................................     (5,000)     2.250
  Exercised.............................................         --        N/A
                                                          ---------
Outstanding at December 31, 1999........................  1,752,500     $1.506
                                                          =========
Shares vested at December 31, 1999......................    753,750
                                                          =========


     At December 31, 1999, approximately 2,237,500 shares remained reserved for issuance under the 1997 Plan. Subsequent to year-end the Company retired the 1997 Plan. Prior to the retirement of the 1997 Plan the Company's board approved the issuance of an additional 47,500 options, exercisable at $8.35 per share. At February 14, 2000, 1,800,000 options were issued and outstanding under the 1997 Plan. The intent of Company management is to no longer issue options under the 1997 Plan. The following table sets forth the range of exercise prices, number of shares, weighted average exercise price, and remaining contractual lives by similar price and grant date at December 31, 1999.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                                                    OUTSTANDING                 EXERCISABLE
                                            ---------------------------   -----------------------
                             OUTSTANDING        WEIGHTED       WEIGHTED   EXERCISABLE    WEIGHTED
                                  AT            AVERAGE        AVERAGE         AT        AVERAGE
                             DECEMBER 31,      REMAINING       EXERCISE   DECEMBER 31,   EXERCISE
  RANGE OF EXERCISE PRICE        1999       CONTRACTUAL LIFE    PRICE         1999        PRICE
---------------------------  ------------   ----------------   --------   ------------   --------
      $0.500 - $0.625           856,000        4.9 years        $0.556      706,000       $0.540
       1.875 -  1.880           234,000        7.7 years         1.876       41,500        1.877
       2.500 -  2.650           662,500        9.6 years         2.605        6,250        2.500
                              ---------                                     -------
           Total              1,752,500                                     753,750
                              =========                                     =======



     The Company applies APB Opinion 25 and related interpretations in accounting for its stock options. Accordingly, the Company obtained appraisals of the fair market value of the stock on the date of the option grant and will recognize compensation expense over the vesting period of the options. The Company has recognized compensation expense related to stock option grants of $133,500, $0 and $143,986, in 1997, 1998 and 1999, respectively. Had compensation costs for these options been determined using the minimum value option pricing model prescribed by SFAS 123, "Accounting for Stock Based Compensation," the Company's Pro forma net (loss) income per common share would have been reported as follows:



                                                        DECEMBER 31,
                                               -------------------------------
                                                 1997        1998       1999
                                               ---------   --------   --------
Net (loss) income:
  As reported................................  $(180,446)  $135,554   $770,464
  Pro-forma..................................   (251,889)   111,734    476,823
Net (Loss) Income per Common Share -- basic:
  As Reported................................      (0.02)      0.02       0.10
  Pro-forma..................................      (0.03)      0.01       0.06
Net (Loss) Income per Common
  Share -- diluted:
  As Reported................................      (0.02)      0.02       0.09
  Pro-forma..................................      (0.03)      0.01       0.05



     The weighted average minimum value of options granted during 1997, 1998 and 1999 is estimated at $0.44, $1.51, and $2.01 per share. The minimum value of options is estimated on the date of the grant using the following weighted average assumptions:


                                                          DECEMBER 31,
                                                    ------------------------
                                                    1997      1998      1999
                                                    ----      ----      ----
Risk-free interest rate.......................      6.19%     5.53%     5.57%
Expected dividend yield.......................      --        --        --
                                                    4         4         4
Expected lives................................      years     years     years
Expected volatility...........................      --%       --%       --%

     On February 14, 2000, the Board of Directors and stockholders approved the 2000 Stock Plan. This plan provides for the granting of incentive stock options under the Internal Revenue Code of 1986; options that do not qualify as incentive stock options, stock awards or stock bonuses, and sales of stock. The 2000 Stock Plan provides for the grants of these options and other awards to officers, directors, full- and part-time employees, advisors and consultants. Only full-time employees may receive incentive stock options. The Company has reserved 2,000,000

                    FIRST HORIZON PHARMACEUTICAL CORPORATION shares of common stock for issuance under the 2000 Stock Plan. The Company's compensation committee administers the 2000 Stock Plan and has the sole authority to determine the meaning and application of the terms of the plan and all grant agreements, the persons to whom option or stock grants are made, the nature and amount of option or stock grants, the price to be paid upon exercise of each option, the period within which options may be exercised, the restrictions on stock awards, and the other terms and conditions of awards. The 2000 Stock Plan will terminate in February 2010. Subsequent to the approval of this plan, the Company's Board of Directors approved the grant of options to purchase 177,950 shares of common stock which will become effective upon the issuance of stock by the Company in a public offering. Such options will be exercisable at the offering price.

     The Company adopted an employee stock purchase plan on February 14, 2000 that is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The Company has reserved 500,000 shares of common stock for the stock purchase plan. In order to participate in the stock purchase plan, employees must meet eligibility requirements, including length of employment. Participating employees will be able to direct the Company to make payroll deductions of up to 7% of their compensation during an offering period for the purchase of shares of the Company's common stock. Each offering period will be six months, beginning on July 1, 2000. The stock purchase plan will provide participating employees with the right, subject to specific limitations, to purchase the Company's common stock at a price equal to 85% of the lesser of the fair market value of the Company's common stock on the first or last day of the offering period. The Board of Directors has the authority to amend, suspend or discontinue the stock purchase plan as long as the change will not adversely affect participants without their consent and as long as the Company receives the shareholder approval required by law. The stock purchase plan will terminate on December 31, 2010.

7.  INCOME TAXES


     The benefit (provision) for income taxes for 1997, 1998 and 1999 consisted of the following components:


                                                      DECEMBER 31,
                                            --------------------------------
                                              1997       1998        1999
                                            --------   ---------   ---------
Current..................................   $ (2,337)  $ (19,484)  $(900,446)
Deferred.................................    108,867    (102,000)    352,450
                                            --------   ---------   ---------
          Total..........................   $106,530   $(121,484)  $(547,996)
                                            ========   =========   =========

     A reconciliation of the statutory rate to the effective rate as recognized in the statement of operations is as follows:

                                                             DECEMBER 31,
                                                         --------------------
                                                         1997    1998    1999
                                                         ----    ----    ----
Federal statutory rate.................................   35%    (35)%   (35)%
State taxes, net.......................................    4      (4)     (4)
Nondeductible meals and entertainment expenses.........   (2)     (8)     (3)
                                                          --     ---     ---
                                                          37%    (47)%   (42)%
                                                          ==     ===     ===

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

     Deferred tax assets and liabilities reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for income tax purposes. Significant components of the Company's net deferred tax assets as of December 31, 1998 and 1999 are as follows:

                                                            1998       1999
                                                          --------   --------
Current deferred tax assets:
  Net operating loss carryforward.......................  $ 33,196   $     --
  Accrued liabilities...................................    60,335    439,785
  Deferred compensation.................................    53,400    110,995
                                                          --------   --------
                                                           146,931    550,780
                                                          --------   --------
Long-term deferred tax liabilities:
  Depreciation and amortization.........................    25,080     76,479
                                                          --------   --------
          Net deferred tax assets.......................  $121,851   $474,301
                                                          ========   ========

8.  LICENSE AGREEMENTS AND PRODUCT RIGHTS

     On January 1, 1996, the Company obtained exclusive distribution rights from Unisource, Inc. for Tanafed in North America through December 31, 2003 with an option for an additional seven years. The agreement requires the Company to purchase all of their requirements for Tanafed from Unisource, including at least certain minimum quantities of Tanafed in each year of the agreement. The Company entered into a patent and license agreement with the raw materials' supplier for Tanafed dated January 2000, which provides a license to a patent covering an active ingredient in Tanafed.


     On October 31, 1998, the Company entered into an agreement with Inpharmakon Corporation in which the Company acquired rights to the proprietary information for a migraine product for which the Company plans to conduct a clinical study and submit a new drug application. The agreement expires on October 31, 2008; however, the Company may renew it indefinitely after expiration. Under the agreement, the Company must develop a workable once-a-day formulation for the drug, conduct clinical trials, file for regulatory approval, obtain regulatory approval and begin commercial sales of the product within prescribed times. If the Company does not reach specified milestones on a timely basis, Inpharmakon may terminate the agreement. The Company paid $200,000 to Inpharmakon during 1998 under the terms of the agreement. The Company must also pay an aggregate of up to $700,000 in non-refundable fees at various developmental milestones through and including regulatory approval of the product and, in the event of commercial sales of the product, the Company must pay royalties at rates which the Company believes are within industry customary ranges. If the Company elects to sell the opportunity to a third party, the Company must share the proceeds of the sale with Inpharmakon.


     On January 29, 1999, the Company acquired exclusive rights in the United States to Robinul and Robinul Forte tablets from American Home Products Corporation. The Company agreed to pay royalties on net sales as long as the Company sells the product. The Company negotiated for AHP, or its designee, to continue to manufacture and supply the product to the Company until January 29, 2001. The Company has an agreement with a supplier, dated

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

April 23, 1999, for the supplier to become qualified under applicable regulations to manufacture and supply the requirements for Robinul. Under this agreement, the supplier will manufacture the products for five years from the time the supplier becomes a qualified manufacturer plus renewal terms of one year until either party elects to not renew. The agreement with the supplier requires that the Company purchase certain designated minimum quantities. The Company has capitalized the cost of obtaining the license and is amortizing it over an estimated economic life of 20 years.


     On March 25, 1999, the Company acquired the rights from Penwest Pharmaceuticals Co. to the application of Penwest's controlled release TIMERx technology to the active ingredient in the migraine product. Under the Penwest agreement, the Company has the right to manufacture, use and sell the developed product in North America and Mexico for a period extending fifteen years from the date a new drug application is issued for the product, as well as a license to the TIMERx(R) patents for such purpose. The Company must pay Penwest an aggregate of up to approximately $2,600,000 of non-refundable fees upon achieving specified development milestones through the first anniversary of the first commercial sale of the product following regulatory approval and royalties upon any sales of the migraine product. Penwest may terminate the agreement in the event the Company fails to timely achieve designated performance milestones within prescribed time periods.


     In July 1999, the Company entered in to an agreement with Pohl-Boskamp for the exclusive rights to distribute, market and sell Nitrolingual Pumpspray beginning on February 1, 2000 in the United States for five years plus an additional five year renewal period subject to establishing mutually acceptable minimum purchase requirements. Under the agreement, Pohl-Boskamp supplies the Company with their requirements of product at prices that decrease as volume purchased in each year increases. The Company must purchase designated minimum quantities in each year of the agreement and pay a royalty on net sales of the product. Aventis had exclusive rights through January 2000 to a version of the product containing CFC named Nitrolingual Spray. To promote earlier adoption of Nitrolingual Pumpspray, the Company obtained exclusive rights from Aventis to market this CFC product in the United States as of November 22, 1999.

     Each of the Company's third-party manufacturing agreements requires that the Company purchase all of their product requirements from the manufacturers that are a party to those agreements.

     The Company uses third-party manufacturers for the production of its products for development and commercial purposes. Given the general under-utilization of resources, the availability of excess capacity for manufacturing in the marketplace, and the lower cost of outsourcing, the Company intends to continue to outsource manufacturing for the near-term.


     The Company currently uses the services of six third-party manufacturers for manufacturing of the Company's products pursuant to the Company's product specifications. The Company has manufacturing and supply agreements with five of these manufacturers. The remaining terms of these agreements generally range from one to five years. Under some of these agreements, the manufacturers or other third parties own the rights to the product that the Company has under their marketing licenses. Except for our Defen-LA, Protuss-D, and Zoto-HC products, these agreements generally state that the product supplier will provide products only to us. The Company has not entered into agreements for alternative

                    FIRST HORIZON PHARMACEUTICAL CORPORATION manufacturing sources for any of its products. The suppliers of Nitrolingual Pumpspray and the raw materials for Tanafed hold patents for their respective products.

9.  RETIREMENT PLAN

     In 1996, the Company began a qualified defined contribution 401(k) plan, which provides benefits to substantially all employees. The annual contribution, if any, to the trust is at the discretion of the Board of Directors of the Company. There were no employer contributions to the plan for the year ended December 31, 1997. Employer contributions to the plan for the year ended December 31, 1998 and 1999 were $20,695 and $36,055 respectively.

10.  COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities under a cancelable operating lease that expires in August 2003. The total annual rent expense was $38,962, $90,315, and $211,533 for 1997, 1998 and 1999, respectively. The Company leases vehicles for certain employees under cancelable lease agreements expiring in 2001. The total annual vehicle lease expense under the lease agreement for the years ended December 31, 1997, 1998 and 1999 was $0, $0, and $434,393, respectively.


     The total minimum future commitment under leases for years succeeding December 31, 1999 is as follows:



Year ending December 31,
  2000................................................  $  999,969
  2001................................................     621,903
  2002................................................     198,073
  2003................................................     137,640
  2004................................................       8,525
                                                        ----------
          Total.......................................  $1,966,110
                                                        ==========

     Subsequent to year end, the Company entered in employment contracts with certain executives. These contracts provide base salaries ranging from $80,000 to $110,000.

11.  RELATED-PARTY TRANSACTIONS

     The Company purchases repackaging services from Diversified Healthcare Services, a related party. For the years ended December 31, 1997, 1998, and 1999, the amounts paid for repackaging were approximately $83,000, $132,000, and $282,000, respectively.

     The Company pays royalties to a related party for particular products sold. For the years ended December 31, 1997, 1998, and 1999, the amounts paid for royalties were approximately $91,000, $160,000, and $163,000, respectively.

     During 1997, the Company converted $385,000 in loans from Kamal Kapoor, a related party, plus $124,363 accrued interest, into 814,978 shares of common stock at a rate of $0.625 per share.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

     During 1997, the Company converted $150,000 in loans from the John N. Kapoor Trust dated September 30, 1989, an affiliate of the Company, plus $3,345 accrued interest, into 245,352 shares of common stock at a rate of $0.625 per share.


     The Chairman and Chief Executive Officer of the Company did not receive a salary for the year ended December 31, 1999.


     During 1997, the Company converted $100,000 in loans from EJ Financial Enterprises, plus $25,575 accrued interest, into 200,918 shares of common stock at a rate of $0.625 per share.

     On January 27, 1997, the Company issued 320,000 shares of its common stock to the John Kapoor Trust in exchange for $200,000.

     On June 30, 1997, the Company issued 560,000 shares of its common stock to Kapoor-Pharma Investments in exchange for $350,000.

     The Company extended a non-interest bearing note receivable to an officer of the Company during 1998. As of December 31, 1998 and 1999 the amount due to the Company under this note was $30,000.


     During 1998, the Company entered into a collaboration agreement with Inpharmakon Corporation, an affiliate of an officer of the Company, under which Inpharmakon will assist the Company in developing their FHPC 01 product. The Company paid $200,000, and $1,352 to Inpharmakon in 1998 and 1999, respectively, under this agreement.


     On January 11, 1999, Kapoor-Pharma Investments, an affiliate of the Director of the Company, loaned the Company $1,600,000 at an interest rate of 2% over the Prime Rate of Interest. In November 1999, the Company converted principal and $144,984 of accrued interest totaling $1,744,984 into 558,395 shares of common stock at $3.125 per share, pursuant to the terms of the loan agreement.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.


     UNTIL                , 2000 (25 DAYS AFTER COMMENCEMENT OF THE OFFERING),
ALL DEALERS THAT BUY, SELL, OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts are estimates except for the registration fee, the Nasdaq listing fee and the NASD filing fee.

ITEM                                                            AMOUNT
----                                                            ------
Registration fee............................................  $16,151.52
Nasdaq National Market listing fee..........................           *
NASD filing fee.............................................       6,618
Blue sky qualification fees and expenses....................           *
Printing and engraving expenses.............................           *
Legal fees and expenses.....................................           *
Accounting fees and expenses................................           *
Transfer agent and registrar fees...........................           *
Miscellaneous...............................................           *
                                                              ----------
          Total.............................................  $        *
                                                              ==========

------------------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Delaware law, the Registrant's Restated Certificate of Incorporation provides that no director of the Registrant will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of duty of loyalty to First Horizon or to its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit. The Registrant's Restated Certificate of Incorporation further provides that the Registrant must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. The Registrant maintains a policy of directors and officers insurance that provides insurance against certain expenses and liabilities which may be incurred by directors and officers.

     The Underwriting Agreement (Exhibit 1) will provide for indemnification by the underwriters of the Registrant, its directors, its officers who sign the registration statement, and the Registrant's controlling persons for certain liabilities, including liabilities arising under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the last three years, the Registrant has sold or issued the following unregistered securities:

          (1) As of December 8, 1999, the Registrant issued an aggregate of 558,395 shares of its common stock for an aggregate consideration of $1,744,984 to an accredited investor pursuant to the conversion of a convertible promissory note issued to such accredited investor as of January 11, 1999.

          (2) As of December 7, 1998, the Registrant made effective a four for one stock split with respect to its issued and outstanding common stock.

          (3) As of April 20, 1998, the Registrant issued 10,000 shares of its common stock for an aggregate consideration of $6,250 to an employee pursuant to the exercise of its stock option.

          (4) As of June 30, 1997, the Registrant issued 560,000 shares of its common stock for an aggregate consideration of $350,000 to one accredited investor.

          (5) At various times during the relevant three-year time period, the Registrant issued to certain employees and consultants options to purchase in the aggregate up to 1,725,500 shares of its common stock at exercise prices ranging from $0.50 to $2.65 per share.

     Exemption from the registration provisions of the Securities Act for the transaction described in paragraph 2 above was claimed on the basis that such transaction did not constitute an "offer," "offer to sell," "sale," or "offer to buy" under Section 5 of the Securities Act. Exemption from the registration provisions of the Securities Act for the other transactions described above was claimed under Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder on the basis that such transaction did not involve any public offering, the purchasers were sophisticated with access to the kind of information registration would provide and that such purchasers acquired such securities without a view towards distribution thereof. In addition, exemption from the registration provisions of the Securities Act for the transactions described in paragraphs 3 and 5 was claimed under Section 3(b) of the Securities Act on the basis that such securities were sold pursuant to a written compensatory benefit plans or pursuant to a written contract relating to compensation and not for capital raising purposes under Rule 701 of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following is a list of exhibits filed as a part of this registration statement.


EXHIBIT
  NO.                                  DESCRIPTION
--------                               -----------
 1*       --   Form of Underwriting Agreement
 3.1*     --   Restated Certificate of Incorporation of the Registrant
 3.2*     --   Amended and Restated Bylaws of the Registrant
 4**      --   Form of Stock Certificate
 5**      --   Opinion of Arnall Golden & Gregory, LLP
10.1*     --   1997 Non-Qualified Stock Option Plan
10.2*     --   2000 Stock Plan

EXHIBIT
  NO.                                  DESCRIPTION
--------                               -----------
10.3*     --   Form of Nonqualified Stock Option Agreement
10.4*     --   Form of Employment Agreement dated as of January 1, 2000
               between the Registrant and certain of its executive officers
10.5*     --   Convertible Term Loan Note dated January 11, 1999 made by
               the Registrant for the benefit of Kapoor Pharma Investments,
               L.P., as amended by Amendment No. 1 to the Convertible Term
               Note dated January 11, 1999 made by the Registrant for the benefit of Kapoor Pharma Investments, L.P.
10.6*     --   Convertible Term Note Agreement dated January 11, 1999
               between the Registrant and Kapoor Pharma Investments, L.P., as amended by Amendment No. 1 to the Convertible Term Note dated January 11, 1999 made by the Registrant for the
               benefit of Kapoor Pharma Investments, L.P.
10.7*     --   Lease Agreement dated June 28, 1998 between the Registrant and ASC North Fulton Associates Joint Venture
10.8***   --   Product Development and Supply Agreement dated March 25,
               1999 between the Registrant and Penwest Pharmaceuticals Co.
10.9***   --   Collaboration Agreement dated October 31, 1998 between the
               Registrant and Inpharmakon Corporation
10.10***  --   Exclusive Patent License Agreement dated January 1, 2000
               between the Registrant and Jame Fine Chemicals, Inc.
10.11***  --   Exclusive Distribution Agreement dated January 1, 1996
               between the Registrant and Unisource, Inc.
10.12***  --   Manufacturing and Supply Agreement dated April 23, 1999
               between the Registrant and Mikart, Inc.
10.13***  --   Product Supply Agreement dated January 29, 1999 between the
               Registrant and American Home Products Corporation
10.14***  --   License Agreement dated January 29, 1999 between the
               Registrant and American Home Products Corporation
10.15***  --   Distribution Agreement dated July 22, 1999 between the
               Registrant and G. Pohl-Boskamp GmbH & Co.
10.16*    --   Form of Indemnity Agreement between the Registrant and its directors and executive officers
23.1+     --   Consent of Arthur Andersen LLP
23.2**    --   Consent of Arnall Golden & Gregory, LLP (included in Exhibit
               5)
24*       --   Powers of Attorney
27+       --   Financial Data Schedule (for SEC use only)


---------------

   * Previously filed


  ** To be filed by amendment


 *** First Horizon has requested confidential treatment for certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.


   + Filed herewith


     (b) The following is the schedule filed as a part of the registration statement: Schedule II -- Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and
(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, in the City of Roswell, State of Georgia on the 27th day of March, 2000.


                                       FIRST HORIZON PHARMACEUTICAL CORPORATION

                                       By:        /s/ R. BRENT DIXON
                                          --------------------------------------
                                                      R. Brent Dixon
                                                        President


     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed below by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                 TITLE                    DATE
                  ---------                                 -----                    ----
        /s/ MAHENDRA G. SHAH, PH.D.*           Chairman of the Board and Chief  March 27, 2000
---------------------------------------------    Executive Officer (principal
           Mahendra G. Shah, Ph.D.               executive officer)

             /s/ R. BRENT DIXON                President and Director           March 27, 2000
---------------------------------------------
               R. Brent Dixon

         /s/ JOHN. N. KAPOOR, PH.D.*           Director                         March 27, 2000
---------------------------------------------
           John. N. Kapoor, Ph.D.

          /s/ BALAJI VENKATARAMAN*             Vice President and Chief         March 27, 2000
---------------------------------------------    Financial Officer (principal
             Balaji Venkataraman                 financial and accounting
                                                 officer)

              /s/ JON S. SAXE*                 Director                         March 27, 2000
---------------------------------------------
                 Jon S. Saxe

             /s/ JOHN E. ROBSON*               Director                         March 27, 2000
---------------------------------------------
               John E. Robson

           *By:/s/ R. BRENT DIXON
   --------------------------------------
               R. Brent Dixon
              Attorney-in-Fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To First Horizon Pharmaceutical Corporation:

     We have audited in accordance with generally accepted auditing standards, the financial statements of FIRST HORIZON PHARMACEUTICAL CORPORATION (formerly Horizon Pharmaceutical Corporation, a Delaware corporation) included in this registration statement and have issued our report thereon dated February 17, 2000. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule located in this registration statement at item 16(b) is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 17, 2000

                                                                     SCHEDULE II

                    FIRST HORIZON PHARMACEUTICAL CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                       BALANCE AT   CHARGED TO    CHARGED
                                       BEGINNING    COSTS AND     TO OTHER
           CLASSIFICATION               OF YEAR      EXPENSES     ACCOUNTS    DEDUCTIONS   BALANCE
           --------------              ----------   ----------   ----------   ----------   --------
1997  Allowance for doubtful accounts   $     --    $   25,924      $ --      $ (12,674)   $ 13,250
      Allowance for customer returns     100,000        38,289        --        (38,289)    100,000
1998  Allowance for doubtful accounts     13,250        40,714                  (18,569)     35,395
      Allowance for customer returns     100,000        80,994                  (40,994)    140,000
1999  Allowance for doubtful accounts     35,395        51,493                  (31,105)     55,783
      Allowance for customer returns     140,000       366,904                 (234,481)    272,423
      Allowance for product rebates           --     1,294,072                 (442,824)    851,248

                                 EXHIBIT INDEX

     The following is a list of exhibits filed as a part of this registration statement.


EXHIBIT
  NO.                                  DESCRIPTION
--------                               -----------
 1*        --  Form of Underwriting Agreement
 3.1*      --  Restated Certificate of Incorporation of the Registrant.
 3.2*      --  Amended and Restated By-Laws of the Registrant.
 4**       --  Form of Stock Certificate
 5**       --  Opinion of Arnall Golden & Gregory, LLP
10.1*      --  1997 Non-Qualified Stock Option Plan
10.2*      --  2000 Stock Plan
10.3*      --  Form of Nonqualified Stock Option Agreement
10.4*      --  Form of Employment Agreement dated as of January 1, 2000 between the Registrant and certain of its executive officers
10.5*      --  Convertible Term Loan Note dated January 11, 1999 made by the Registrant for the benefit of Kapoor Pharma Investments,
               L.P., as amended by Amendment No. 1 to the Convertible Term
               Note dated January 11, 1999 made by the Registrant for the benefit of Kapoor Pharma Investments, L.P.
10.6*      --  Convertible Term Note Agreement dated January 11, 1999 between the Registrant and Kapoor Pharma Investments, L.P., as amended by Amendment No. 1 to the Convertible Term Note dated January 11, 1999 made by the Registrant for the
               benefit of Kapoor Pharma Investments, L.P.
10.7*      --  Lease Agreement dated June 28, 1998 between the Registrant and ASC North Fulton Associates Joint Venture
10.8***    --  Product Development and Supply Agreement, dated March 25,
               1999 between the Registrant and Penwest Pharmaceuticals Co.
10.9***    --  Collaboration Agreement dated October 31, 1998 between the
               Registrant and Inpharmakon Corporation
10.10***   --  Exclusive Patent License Agreement dated January 1, 2000 between the Registrant and Jame Fine Chemicals, Inc.
10.11***   --  Exclusive Distribution Agreement, dated January 1, 1996, between the Registrant and Unisource, Inc.
10.12***   --  Manufacturing and Supply Agreement, dated April 23, 1999, between the Registrant and Mikart, Inc.
10.13***   --  Product Supply Agreement, dated January 29, 1999, between the Registrant and American Home Products Corporation
10.14***   --  License Agreement, dated January 29, 1999, between the
               Registrant and American Home Products Corporation
10.15***   --  Distribution Agreement dated July 22, 1999 between the
               Registrant and G. Pohl-Boskamp GmbH & Co.
10.16*     --  Form of Indemnity Agreement between the Registrant and its directors and executive officers

EXHIBIT
  NO.                                  DESCRIPTION
--------                               -----------
23.1+      --  Consent of Arthur Andersen LLP
23.2**     --  Consent of Arnall Golden & Gregory, LLP (included in Exhibit
               5)
24*        --  Powers of Attorney
27+        --  Financial Data Schedule (for SEC use only)


---------------

  * Previously filed.
 ** To be filed by amendment.

*** First Horizon has requested confidential treatment for certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.

  + Filed herewith